                                                          File No. 811-4320
                                                          File No. 333-109900



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM N-6/A



                REGISTRATION UNDER THE SECURITIES ACT OF 1933 [X]
                      Pre-Effective Amendment Number 1
                                                 ----
                     Post Effective Amendment Number
                                                ----

                                     And/or
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

                               Amendment No. 1
                                        ----
                        Ohio National Variable Account R
                           (Exact Name of Registrant)

                    Ohio National Life Assurance Corporation
                               (Name of Depositor)

                                One Financial Way
                             Montgomery, Ohio 45242
              (Address of Depositor's Principal Executive Offices)

                                 1-800-366-6654
               (Depositor's Telephone Number, including Area Code)

                                Marcus L. Collins
                                Associate Counsel
                    The Ohio National Life Insurance Company
                                One Financial Way
                             Montgomery, Ohio 45242

                                    Copy to:
                                 Joan E. Boros
                                 Jones & Blouch
                       1025 Thomas Jefferson Street, N.W.
                                 Suite 410 East
                             Washington, D.C. 20007


Title of Securities Being Registered: Individual Variable Universal Life Insurance Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.


The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


This Post-Effective Amendment amends the Registration Statement with respect to the Prospectus, Statement of Additional Information, the Financial Statements and Part C.

It is proposed that this filing will become effective (check appropriate space):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485


[ ] on (date) 2003 pursuant to paragraph (b) of Rule 485

[ ] 60 days after filing pursuant to paragraph (a) of Rule 485


[ ] on (date) pursuant to paragraph (a) of Rule 485

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                   PROSPECTUS

                            VARI-VEST ASSET BUILDER
          INDIVIDUAL, FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY
                    OHIO NATIONAL LIFE ASSURANCE CORPORATION
                        OHIO NATIONAL VARIABLE ACCOUNT R

                               One Financial Way
                             Cincinnati, Ohio 45242
                            Telephone (800) 366-6654

This prospectus describes an individual, flexible premium variable life insurance policy (called the "policy", or the "contract") offered through Ohio National Variable Account R ("VAR"), a separate account of ours. We are Ohio National Life Assurance Corporation ("ONLAC"), a subsidiary of The Ohio National Life Insurance Company ("Ohio National Life").

This policy provides life insurance protection. Although you may allocate your net premium payments to registered investment companies, (called a "Fund" or the "Funds") your premium payments are not an investment in a retail mutual fund. Each Fund may have several series or portfolios ("portfolios") that use different investment strategies or invest in different securities. VAR is the registered shareholder of the Funds' shares. VAR purchases portfolio shares in accordance with your premium allocation choices and maintains the shares in subaccounts ("subaccounts") of VAR. We may use the term "portfolios" or "subaccounts" interchangeably to refer to the underlying investment choices.

This policy (i) is not a deposit or obligation of a bank (ii) is not guaranteed by a bank (iii) is not insured by the FDIC or any other government agency, and
(iv) may go down in value.

To learn more about ONLAC, this policy and Ohio National Life, you can obtain a copy of the Statement of Additional Information ("SAI") dated (date). We have incorporated the SAI into this prospectus by reference. You can request a free copy by contacting us, contacting your agent or representative or by logging onto the Securities and Exchange Commission's website at http://www.sec.gov.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOU SHOULD RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE. FOR INFORMATION RELATED TO THE PORTFOLIOS TO WHICH YOU MAY ALLOCATE PREMIUM PAYMENTS, PLEASE REFER TO THE CURRENT FUND PROSPECTUSES WHICH SHOULD ACCOMPANY THIS PROSPECTUS.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. THE COMPANY DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE VARIABLE ASPECTS OF THE POLICY DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE FUND PROSPECTUSES OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.


Although this is a life insurance policy, your variable universal life insurance policy is different from a whole-life or term-life insurance policy. You may allocate your net premium payments among up to 10 of the portfolios we offer as well as to the General Account. However, you will not own the shares of the portfolio. VAR is the registered owner of the portfolio shares. The portfolios are registered mutual funds that sell their shares only to registered separate accounts that support variable life insurance policies and variable annuity contracts. Within VAR, we have established subaccounts that invest in the shares of the portfolios based on policyholders' premium allocations. We have listed the available portfolios in this prospectus, along with their respective investment advisers or investment subadvisers. The accompanying Fund prospectuses contain important information that describe the portfolios in more detail. If you did not receive the Fund prospectuses, please contact us or your agent. Your policy's accumulation value will reflect the investment performance of the portfolios you select and is not guaranteed.


                                     (DATE)

                               TABLE OF CONTENTS


GLOSSARY................................      3
SUMMARY OF BENEFITS AND RISKS...........      6
Policy Benefits.........................      6
  Death Benefit.........................      6
  Death Benefit Guarantee...............      6
  Loans.................................      6
  Preferred Loans.......................      6
  Surrender Privileges..................      6
  Free Look/Right to Return the
     Policy.............................      6
  Variable Investment Choices...........      6
  General Account.......................      7
  Flexibility/Allocation of Premiums....      7
  Transfers.............................      7
  Tax Benefits..........................      7
Policy Risks............................      7
  Liquidity Risk........................      7
  Investment Performance................      7
  Termination or Lapse..................      7
  Impact of Loans.......................      8
  Adverse Tax Consequences..............      8
  Termination of the Death Benefit
     Guarantee..........................      8
Portfolio Risks.........................      8
Fee Tables..............................      9
  Transaction Fees......................      9
  Periodic Charges Other than Portfolio
     Operating Expenses.................     10
  Annual Portfolio Operating Expenses...     11
GENERAL DESCRIPTION OF OHIO NATIONAL
  LIFE..................................     13
Ohio National Life Assurance
  Corporation...........................     13
Ohio National Life Insurance Company....     13
Ohio National Variable Account R........     13
THE PORTFOLIOS..........................     13
THE GENERAL ACCOUNT.....................     17
General Description.....................     17
Accumulation Value......................     17
Voting Rights...........................     17
CHARGES.................................     18
Premium Expense Charges.................     18
Monthly Deduction.......................     18
Risk Charge.............................     19
Surrender Charge........................     19
Service Charges.........................     20
Other Charges...........................     20
GENERAL DESCRIPTION OF THE POLICY.......     20
Ownership Rights........................     20
Allocation of Premiums..................     21
Transfers...............................     21
Excessive Trading and Market Timing.....     22
Dollar Cost Averaging...................     22
Portfolio Rebalancing...................     23
Directed Charges........................     23
Conversion..............................     23
Modifying the Policy....................     23
Free Look Period........................     24
Free Look for Increases in Face
  Amount................................     24
State Variations........................     24
Withholding Payment after Premium
  Payment...............................     25
Other Policies..........................     25
PREMIUMS................................     25
Purchasing a Policy.....................     25
Lapse...................................     26
Reinstatement...........................     26
Replacing Existing Insurance............     26
Applying for a Policy...................     26
When Insurance Coverage Takes Effect....     27
Accumulation Unit Values................     27
Determination of Variable Accumulation
  Values................................     27
Net Investment Factor...................     28
DEATH BENEFITS AND POLICY VALUES........     28
Settlement Options......................     28
Plan A -- Level Benefit.................     28
  Illustration of Plan A................     29
Plan B -- Variable Benefit..............     29
  Illustration of Plan B................     29
Change in Death Benefit Plan............     30
Death Benefit Guarantee.................     30
Changes in Stated Amount................     31
  Increases.............................     31
  Decreases.............................     31
SURRENDERS AND PARTIAL SURRENDERS.......     32
Loans...................................     33
Preferred Loans.........................     33
Postponement of Payments................     34
LAPSE AND REINSTATEMENT.................     34
Reinstatement...........................     34
TAXES...................................     35
Policy Proceeds.........................     35
Avoiding Modified Endowment Contracts...     35
Correction of Modified Endowment
  Contracts.............................     36
Right to Charge for Company Taxes.......     36
LEGAL PROCEEDINGS.......................     36
FINANCIAL STATEMENTS....................     36

                                    GLOSSARY

We have tried to make this prospectus as easy to read as possible. However, because of the complexity of the Policy, it is sometimes necessary to use technical or defined terms. Listed below are some of the unfamiliar terms you may see in this prospectus.

Accumulation Value -- the sum of the policy's values in the subaccounts, the General Account and the loan collateral account.

Age -- the insured's age at his or her nearest birthday.

Attained Age -- the insured's age at the end of the most recent policy year.

Beneficiary -- the beneficiary designated by the policyholder in the application or in the latest notification of change of beneficiary filed with us. If the policyholder is the insured and if no beneficiary survives the insured, the insured's estate will be the beneficiary. If the policyholder is not the insured and no beneficiary survives the insured, the policyholder or the policyholder's estate will be the beneficiary.

Cash Surrender Value -- the accumulation value minus any applicable surrender charges.

Code -- the Internal Revenue Code of 1986, as amended and all related regulations.

Commission -- the Securities and Exchange Commission.

Corridor Percentage Test -- a method of determining the minimum death benefit as required by the Code to qualify the policy as a "life insurance contract". The minimum death benefit equals the cash surrender value plus the cash surrender value multiplied by a percentage that varies with age as specified by the Code.

Death Benefit -- the amount payable upon the death of the insured, before deductions for policy indebtedness and unpaid monthly deductions.

Death Benefit Guarantee -- our guarantee that the policy will not lapse so long as you have met the Minimum Premium requirement and the policy is still within the Death Benefit Guarantee period.

General Account -- our assets other than those allocated to our separate accounts. The General Account may also be called the Guaranteed Account or the Fixed Account.

Guideline Annual Premium -- the annual premium that would be payable through the policy maturity date for a specified stated amount of coverage if we scheduled premiums as to both timing and amount and such premiums were based on the 1980 Commissioners Standard Ordinary Mortality Table, net investment earnings at an annual effective rate of 4%, and fees and charges as set forth in the policy. This is the maximum premium permitted under the Code.

Home Office -- our principal executive offices located at One Financial Way, Cincinnati, Ohio 45242.

Initial Premium -- an amount you must pay to begin policy coverage. It must be at least equal to one monthly minimum premium.

Insured -- the person upon whose life the policy is issued.

Issue Date -- the date we approve your application and issue your policy. The issue date will be the same as the policy date except for backdated policies, for which the policy date will be prior to the issue date.

Loan Collateral Account -- an account to which accumulation value in an amount equal to a policy loan is transferred pro rata from the subaccounts of VAR and the General Account.

Loan Value -- the maximum amount that you may borrow under the policy. The loan value equals the cash surrender value minus the cost of insurance charges for the balance of the policy year. The loan value minus policy indebtedness equals the amount you may borrow at any time.

Maturity Date -- unless otherwise specified in the policy, the maturity date is the end of the policy year nearest the insured's 100th birthday.

Minimum Premium -- the monthly premium set forth on the specification page of your policy necessary to maintain the death benefit guarantee. Although we express the minimum premium as a monthly amount, you need not pay it each month. Rather, you must pay, cumulatively, premiums that equal or exceed the sum of the minimum premiums required during the applicable time period.

Monthly Deduction -- the monthly charge against cash value which includes the cost of insurance, an administration charge, a risk charge for the death benefit guarantee and the cost of any optional insurance benefits added by rider.

Net Investment Factor -- the percentage change in value of a subaccount from one valuation period to the next.

Net Premiums -- the premiums you pay less the premium expense charge.

Planned Premium -- a schedule indicating the policyholder's planned premium payments under the policy. The schedule is a planning device only and you do not need to adhere to it.

Policy -- the Vari-Vest flexible premium variable life insurance policy. The policy may also be called the contract.

Policy Date -- the date as of which insurance coverage and policy charges begin. The policy date is used to determine policy months and years.

Policy Month -- each policy month starts on the same date in each calendar month as the policy date.

Policy Year -- each policy year starts on the same date in each calendar year as the policy date.

Policy Indebtedness -- the total of any unpaid policy loans.

Policyholder -- the person so designated on the specification page of the policy. The policyholder may also be called the contractowner.

Premium Expense Charge -- an amount deducted from gross premiums consisting of a distribution charge and any state premium tax and other state and local taxes applicable to your policy.

Proceeds -- the amount payable on surrender, maturity or death.

Process Day -- the first day of each policy month. We deduct monthly deductions and any credits on this day.

Pronouns -- "our", "us" or "we" means Ohio National Life Assurance Corporation. "You", "your" or "yours" means the insured. If the insured is not the policyholder, "you", "your" or "yours" means the policyholder when referring to policy rights, payments and notices.

Receipt -- with respect to transactions requiring valuation of variable account assets, a notice or request is deemed received by us on the date actually received if received on a valuation date before 4:00 p.m. Eastern Time. If received on a day that is not a valuation date or after 4:00 p.m. Eastern Time on a valuation date, it is deemed received on the next valuation date.

Settlement Options -- methods of paying the proceeds other than in a lump sum.

Stated Amount -- the minimum death benefit payable under the policy as long as the policy remains in force and which is set forth on the specification page of your policy.

Subaccount -- a subdivision of VAR which invests exclusively in the shares of a corresponding portfolio of one of the Funds.

Surrender Charge -- a charge assessed in connection with policy surrenders, lapses and decreases in stated amount applicable for 15 years from the policy date with respect to your initial stated amount and from the date of any increase in stated amount with respect to such increase. Surrender charges are based on your age, sex, underwriting classification and length of time you have held your policy. See the specification pages of your policy or the discussion under "Surrender Charges" below for more information.

Valuation Date -- each day on which the net asset value of Fund shares is determined. See the accompanying Fund prospectuses.

Valuation Period -- the period between two successive valuation dates that begins at 4:00 p.m. Eastern Time on one valuation date and ends at 4:00 p.m. Eastern Time on the next valuation date.

VAR -- Ohio National Variable Account R.

                         SUMMARY OF BENEFITS AND RISKS

This summary describes the Policy's important benefits and risks. Following the summary, the prospectus discusses the benefits and risks in more detail.

POLICY BENEFITS

Death Benefit -- You may select one of two death benefit plans -- the level plan (Plan A) or the variable plan (Plan B). With certain limitations, you may also change death benefit plans during the life of the policy. The death benefit under the level plan is the stated amount. The death benefit under the variable plan is the stated amount plus the accumulation value on the date of death.

Death Benefit Guarantee -- The policy includes a death benefit guarantee. Under this provision, we guarantee that the death benefit during the death benefit guarantee period will not be less than the stated amount, provided you pay the minimum premium. Accordingly, adverse portfolio investment performance will not cause the policy to lapse as long as the death benefit guarantee is in effect.


Loans -- You may borrow against the loan value of your policy. The loan value will never be less than 90% of your cash surrender value, minus the cost of insurance for the rest of the current policy year. Loan interest is payable in advance at a rate of 5.0%. Due to the compounding of interest paid at the beginning of the year this amount is equal to an annual rate of 5.26% if we paid the interest at the end of the year. Any outstanding policy indebtedness will be deducted from proceeds payable at the insured's death or upon maturity or surrender of the policy.


We will withdraw loan amounts and any unpaid interest thereon pro rata from the variable subaccounts and the General Account. Accumulation value in each subaccount equal to the policy indebtedness so withdrawn will be transferred to the loan collateral account. If loan interest is not paid when due, it becomes loan principal. Accumulation value held in the loan collateral account earns interest daily at an annual rate guaranteed to be at least 4.0%.


Preferred Loans -- Preferred loans are available at any time on or after the 10th policy anniversary. In the first policy year in which you take a preferred loan, the maximum preferred loan available is 10% of the gross loan value. The gross loan value is the Cash Surrender Value, minus enough to cover the monthly charges to the next policy anniversary. In later policy years, you may increase your preferred loan by an amount no greater than 10% of the gross loan value. Loan interest on preferred loans is payable in advance at a rate of 3.846%. Due to the compounding of interest paid at the beginning of the year this amount is equal to an annual rate of 4.0% if we paid the interest at the end of the year. The interest rate credited to the accumulation value equal to the loaned amount under this preferred loan provision is 4.00%.


Surrender Privileges -- At any time you may surrender your policy in full and receive the proceeds. Your policy also gives you a partial surrender right. At any time after the first policy anniversary from the issue date, you may withdraw part of your cash surrender value. Such withdrawals will reduce your policy's death benefit and may be subject to a surrender charge.

Free Look/Right to Return the Policy -- following the initial purchase of your policy or following any subsequent increase in the stated amount of your policy, you are entitled to a free look period. During the free look period, you may cancel the policy or increase, as applicable, and we will refund all the money you have paid or the policy's current value, depending on your state's laws. The free look period expires 20 days from your receipt of the policy or increase, although the free look period may be longer in some states.

Variable Investment Choices -- Your policy permits you to allocate net premiums to up to 10 of the variable portfolios listed in this prospectus. The portfolios are mutual funds registered under the Investment Company Act of 1940. Although you allocate your premiums to the portfolios, you do not own the shares of the portfolios.

Portfolio shares are sold only to insurance company separate accounts to fund variable annuity contracts and variable life insurance policies and, in some cases, to tax-qualified retirement plans.

For additional information concerning the Funds, including their investment objectives and associated charges and expenses, see the Fund prospectuses, which should accompany this prospectus. Read them carefully before investing. The Fund prospectuses may contain information about other funds that are not available as investment options for your policy. You cannot be sure that any Fund will achieve its stated objectives and policies.

General Account -- You may elect to allocate net premiums to the General Account or to transfer accumulation value to the General Account from the subaccounts of VAR. The allocation or transfer of funds to the General Account does not entitle you to share in the investment experience of the General Account. Instead, we guarantee that your accumulation value in the General Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the General Account.

Flexibility/Allocation of Premiums -- you may allocate your net premiums among up to 10 of the variable subaccounts and to the General Account in any combination of whole percentages. You indicate your initial allocation in the policy application. Thereafter, you may transfer accumulation values and reallocate future premiums according to our current administrative policies and procedures.

Transfers -- We allow transfers of accumulation values among the subaccounts of VAR and to the General Account at any time, although charges may apply. Transfers from the General Account to the subaccounts of VAR are subject to certain restrictions and allocation of substantial sums to the General Account reduces the flexibility of the policy.

Tax Benefits -- All death benefits paid under the policy will generally be excludable from the beneficiary's gross income for federal income tax purposes. Under current federal tax law, as long as the policy qualifies as a "life insurance policy", any increases in accumulation value attributable to favorable investment performance should accumulate on a tax deferred basis in the same manner as with traditional whole life insurance.

POLICY RISKS


Liquidity Risk -- Access to the value in your policy through loans or partial or full surrenders is subject to certain restrictions. Due to the deduction of policy fees and expenses, and due to the charge imposed on surrenders, not all of your policy value is immediately available. In addition, amounts allocated to the General Account are subject to restrictions on the amount that may be transferred to the subaccounts.



BECAUSE OF THE LIMITED LIQUIDITY AND THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGE IN THE EARLY YEARS OF YOUR POLICY (AND FOLLOWING ANY INCREASE IN STATED AMOUNT), THE POLICY IS NOT A SUITABLE SHORT-TERM INVESTMENT.


Investment Performance -- If you allocate your net premiums to the subaccounts that invest in the portfolios, you will be subject to the risk that the investment performance will be unfavorable and that, due both to the unfavorable performance and the resulting higher insurance charges, the accumulation value will decrease. You are also subject to the risk that the portfolio(s) you select will have less favorable performance than other portfolios. You may have to pay additional premiums to keep the policy in force. It is possible to lose money by purchasing this policy.


Termination or Lapse -- If the accumulation value in your policy is not enough to pay the monthly charges associated with your policy, your policy will enter a 61 day grace period. We will notify you in writing during the grace period that your policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient premium payment. The premium payment necessary to keep a policy from lapsing at the end of the grace period may be substantially more than your planned premium. A lapsed policy may be reinstated, subject to certain restrictions.

Impact of Loans -- A policy loan, whether or not repaid, will affect the accumulation value over time because we subtract the amount of the policy loan from the subaccounts and or the General Account as collateral, and this loan collateral does not participate in the investment performance of the subaccounts or receive any higher interest rate credited to the General Account.

We reduce the amount we pay to the beneficiary upon the insured's death by any outstanding policy debt. Your policy may lapse (terminate without value) if policy debt plus any unearned loan interest reduces your net surrender value to zero.

If you surrender the policy or allow it to lapse while a policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

Adverse Tax Consequences -- Under certain circumstances (usually if your premium payments in the first seven policy years or less exceed specified limits established by the Internal Revenue Service), your policy may become a "modified endowment contract" (MEC). Under federal tax law, loans, withdrawals and other pre-death distributions received from a MEC policy are taxed as income first and recovery of basis second. Also, distributions includible in income received before you attain age 591/2 may be subject to a 10% penalty tax. In addition, currently favorable tax laws may change.

Regarding Preferred Loans, it is possible that the Internal Revenue Service could deem preferred loans as distributions from the policy, thereby subjecting the loan amount to possible tax and penalties.

Termination of the Death Benefit Guarantee -- Your policy makes available a death benefit guarantee period during which the policy will not lapse despite negative investment performance, provided you pay the minimum premium. Even if you have a death benefit guarantee, you must monitor the investment performance of the policy as you near the end of your death benefit guarantee period. It is possible for your policy to technically be in lapse, but be maintained by the death benefit guarantee. If this is the case, at the end of the death benefit guarantee period, your policy will lapse, subject to the 61 day grace period, during which time it will be necessary to make additional premium payments to maintain the policy. See the additional risks listed above for the impact of a lapsed policy.

PORTFOLIO RISKS

A comprehensive discussion of the risks of each portfolio may be found in the respective portfolio's prospectus. Please refer to each portfolio's prospectus and read it carefully for more information before investing. Copies of each portfolio's prospectus can be obtained by contacting Ohio National at 1-800-366-6654 or by writing to Ohio National at One Financial Way, Cincinnati, Ohio 45242. Copies are also on file with the Securities and Exchange Commission and are available on the Commission's EDGAR System found at www.sec.gov. There is no assurance that any of the portfolios will achieve its stated investment objective.

                                   FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy or transfer the cash value between investment options.

TRANSACTION FEES


               CHARGE                         WHEN CHARGE IS DEDUCTED                    AMOUNT DEDUCTED
               ------                         -----------------------                    ---------------
Distribution Charge                    Deducted from Premiums upon receipt.   2.9% of premiums for the first 20
                                                                              policy years. In policy years 21 and
                                                                              later, this charge is reduced to
                                                                              2.0%.
-------------------------------------------------------------------------------------------------------------------
State Premium Taxes                    Deducted from Premiums upon receipt.   Variable depending on state of Policy
                                                                              issue. Between 0% and 4%.
-------------------------------------------------------------------------------------------------------------------
Surrender Charge                       Deducted from the Accumulation Value   Maximum Surrender Charge $58.40 per
                                       during the first 15 policy years, in   $1000 of stated amount. The maximum
                                       the event of a full surrender,         surrender charge is for a 56 year old
                                       partial surrender and decreases in     male, smoker surrendering during the
                                       stated amount. The charge also         first year of the Policy. Minimum
                                       applies for 15 years following an      Surrender Charge $13.94 per $1000 of
                                       increase in the stated amount, but     stated amount. The minimum surrender
                                       only for the amount of the increase.   charge is for a female, age 0
                                                                              surrendering during the first year of
                                                                              the Policy.
Surrender Charge for a 45 year old     Upon the surrender of the Policy in    $32.00 per $1000 of stated amount.
male, non-tobacco user, in the         the first year.
standard risk class, with death
benefit option A and $100,000 stated
amount.(1)
-------------------------------------------------------------------------------------------------------------------
Transfer Fees                          Upon the transfer of values from one   Maximum charge per transfer is $15.00
                                       portfolio to another or to the         Currently $3.00 per transfer, with
                                       General Account or from the General    the first 12 transfers during any
                                       account to a variable portfolio.       given policy year free.
-------------------------------------------------------------------------------------------------------------------
Illustration Charge                    Upon your request for a Policy         $100
                                       illustration after issue.
-------------------------------------------------------------------------------------------------------------------
Reinstatement Fee                      Upon reinstatement of Policy within 5  Monthly cost of insurance from grace
                                       years                                  period plus 2 months Policy charge.
-------------------------------------------------------------------------------------------------------------------
Service Fee                            Upon partial surrender                 The lesser of $25 and 2% of the
                                                                              amount surrendered
-------------------------------------------------------------------------------------------------------------------
Loan Interest                          Charged annually on any amounts        Annual rate of 5.0% of loan account
                                       allocated to the Loan Collateral       balance for regular loans and annual
                                       Account.                               rate of 3.846% of loan account
                                                                              balance for preferred loans.
-------------------------------------------------------------------------------------------------------------------
Lifetime Advantage Rider -- Allows     Upon submission of a claim.            Reduction of remaining death benefit
  for up to one half of the death                                             by up to 10% of the amount taken
  benefit (up to $250,000) to be paid                                         under the rider.
  in advance of the death of the
  insured in the event of terminal
  illness
-------------------------------------------------------------------------------------------------------------------
Exchange of Life Insured -- Allows     Charged at the time of the exchange.   Charge is $75.00 per exchange.
the insured life to be changed
-------------------------------------------------------------------------------------------------------------------


---------------
(1) These characteristics describe a representative insured. Please note that the charges will vary based upon your age, gender and risk class. Surrender charges specific to your Policy can be obtained by calling Ohio National at 1-800-366-6654 or found in your Policy.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES


               CHARGE                         WHEN CHARGE IS DEDUCTED                    AMOUNT DEDUCTED
               ------                         -----------------------                    ---------------
Cost of Insurance                      Deducted monthly from the              Determined by age, gender, rate class
                                       accumulation value in proportion to    and stated amount.*
                                       allocations to the portfolios and the  Pennsylvania policies are also
                                       General Account.                       assessed a 0.20% annual insurance
                                                                              charge.

  Minimum and Maximum                                                         minimum $.05 per $1000 of stated
  The minimum cost of insurance                                               amount
  charge is for a female, age 0. The                                          maximum $83.33 per $1000 of stated
  maximum cost of insurance charge is                                         amount
  for a male, smoker, age 99.

  Charge for a 45 year old male, non-                                         $.28 per $1000 of stated amount
  tobacco user, in the Standard risk
  class with death benefit option
  A.(1)
-------------------------------------------------------------------------------------------------------------------
Maintenance Fee                        Deducted monthly from the              $7.00 per month.
                                       Accumulation Value in proportion to
                                       allocations to the Portfolios and the
                                       General Account.
-------------------------------------------------------------------------------------------------------------------
Risk Charge                            Deducted daily from the assets in the  A charge equal to an annual rate of
                                       portfolios in proportion to            0.75% of the accumulation value in
                                       allocations to the portfolios.         the portfolio but not in the General
                                                                              Account. This amount may be reduced
                                                                              to 0.30% or 0.20% (0.25% and 0.10%
                                                                              for Pennsylvania policies) based on
                                                                              your Policy's Accumulation Value.
-------------------------------------------------------------------------------------------------------------------
Death Benefit Guarantee Option         Deducted monthly from the              - $0.01 per $1000 of stated amount
                                       accumulation value in proportion to    for the 10-year-or-to-age-70
                                       allocations to the portfolios and the    guarantee
                                       General Account.                       - $0.03 per $1000 of stated amount
                                                                              for the guarantee to maturity. There
                                                                                is no charge for the 7 year death
                                                                              benefit guarantee.
-------------------------------------------------------------------------------------------------------------------



Term Rider -- Provides additional      Monthly                                Maximum charge is $83.33 per $1,000
  death benefit on the life of the                                            of stated amount.(1)
  policyholder
                                                                              Minimum charge is $0.06 per $1,000 of
                                                                              stated amount.(2)
Representative purchaser is a male,                                           Charge for a Representative purchaser
  age 45, non-smoker class                                                    is $0.24 per $1,000 of stated amount.
-------------------------------------------------------------------------------------------------------------------
Additional Insured Term -- Provides    Monthly                                Maximum Charge is $83.33 per $1,000
  additional death benefit on the                                             of stated amount.(3)
  life of another person
and                                                                           Minimum charge is $0.05 per $1,000 of
                                                                              stated amount.(4)
Spouse Term Rider -- Provides
  additional death benefit on the
  life of the insured's spouse
Representative purchaser is a male,                                           Charge for a Representative purchaser
  age 45, non-tobacco user in the                                             is $0.24 per $1,000 of stated amount.
  standard class
-------------------------------------------------------------------------------------------------------------------


Family Term Life                       Monthly                                Charge is $0.44 per $1,000 of
  Insurance -- Provides term                                                  coverage, regardless of number of
  insurance coverage on all current                                           children.
  and future children
-------------------------------------------------------------------------------------------------------------------
Continuation of Coverage Rider --      Monthly                                Maximum charge is $0.17 per $1,000 of
  Provides for payment of full death                                          stated amount.(5)
  benefit past maturity date
                                                                              Minimum charge is $0.00 per $1,000 of
                                                                              stated amount.(6)
Representative purchaser is a male,                                           Charge for a Representative purchaser
  age 45, non-smoker                                                          is $.0003 per $1,000 of stated
                                                                              amount.
-------------------------------------------------------------------------------------------------------------------
Accidental Death Benefit -- Provides   Monthly                                Maximum charge is $0.29 per $1,000 of
  additional death benefit if                                                 stated amount.(7)
  insured's sole cause of death is
  accident
                                                                              Minimum charge is $0.05 per $1,000 of
                                                                              stated amount.(8)
Representative purchaser is a male,                                           Charge for a Representative purchaser
  age 45, non-smoker class                                                    is $.077 per $1,000 of stated amount.
-------------------------------------------------------------------------------------------------------------------
Guaranteed Purchase Option --          Monthly                                Maximum Charge is $0.19 per $1,000 of
  Provides the right to purchase a                                            stated amount.(9)
  chosen amount of insurance coverage
  at certain dates without evidence                                           Minimum charge is $0.00 per $1,000 of
  of insurability                                                             stated amount.(10)
The representative purchaser is a 25                                          Charge for a Representative purchaser
  year old                                                                    is $0.10 per $1,000 of stated amount.
-------------------------------------------------------------------------------------------------------------------
Waiver of Premium for Total            Monthly                                Maximum Charge is $0.18 per $1.00 of
  Disability -- Credits a stipulated                                          stipulated premium.(11)
  premium to the policy if insured is
  totally disabled
                                                                              Minimum charge is $0.01 per $1.00 of
                                                                              stipulated premium.(12)
Representative purchaser is a male,                                           Charge for a Representative purchaser
  age 45, non-smoker                                                          is $0.03 per $1.00 of stipulated
                                                                              premium.
-------------------------------------------------------------------------------------------------------------------


---------------

* Maximums will not exceed charges posted in the 1980 Commissioner's Standard Ordinary Mortality tables. The tables are adopted by the various Departments of Insurance to determine amounts necessary to calculate Cash Values and Policy reserves.


 (1) These characteristics describe a representative insured. Please note that the charges will vary based upon your age, gender and risk class. Please contact your representative for a quote of what your charges would be.


(2) Maximum charge is for a male, age 80, attained age 99, smoker class.



(3) Minimum charge is for a female, age 18, preferred non-smoker class.



(4) Maximum charge is for a male, age 99, smoker class.



(5) Minimum charge is for a female, age 0, standard class.



(6) Maximum charge is for a female, age 80, preferred non-smoker.



(7) Minimum charge is for a male, age 18, smoker class.



(8) Maximum charge is for a male, age 69, Table D rated class.



(9) Minimum charge is for a female, age 0.



(10) Maximum charge is for a 39 year old insured.



(11) Minimum charge is for a 0 year old insured.



(12) Maximum charge is for a male, age 59, smoker, Table D rated.



(13) Minimum charge is for a female, age 18, non-smoker.

ANNUAL PORTFOLIO OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM PORTFOLIO ASSETS)



The following table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own the contract. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.



                                               MINIMUM   MAXIMUM
                                               -------   -------
  (Expenses deducted from portfolio assets,    0.45%     3.92%
  including management fees and other
  portfolio operating expenses.)
----------------------------------------------------------------

                   GENERAL DESCRIPTION OF OHIO NATIONAL LIFE

OHIO NATIONAL LIFE ASSURANCE CORPORATION

We were established on June 26, 1979 under the laws of Ohio to facilitate the issuance of certain insurance policies that do not share in our investment performance. We are a wholly-owned stock subsidiary of Ohio National Life. We are licensed to sell life insurance in 47 states, the District of Columbia and Puerto Rico. Our address is One Financial Way, Cincinnati, Ohio 45242. We are obligated to pay amounts promised to the policyholder's of our policies. Amounts in the separate accounts, however, are subject to market risk.

THE OHIO NATIONAL LIFE INSURANCE COMPANY ("OHIO NATIONAL LIFE")

Ohio National Life was organized under the laws of Ohio on September 9, 1909 as a stock life insurance company. Ohio National is now a subsidiary of Ohio National Financial Services, Inc., which is a subsidiary of Ohio National Mutual Holdings, Inc., a holding company. It writes life insurance and annuities in 47 states, the District of Columbia and Puerto Rico. Currently it has assets in excess of $11.2 billion and equity in excess of $900 million. Ohio National Life provided us with the initial capital to finance our operations. From time to time, Ohio National Life may make additional capital contributions, although it is under no legal obligation to do so and its assets do not support the benefits provided under your policy.

OHIO NATIONAL VARIABLE ACCOUNT R ("VAR")

We established VAR on May 6, 1985 pursuant to the insurance laws of the State of Ohio. VAR is registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. Such registration does not involve supervision by the Commission of the management or investment policies of the variable account or of us. Under Ohio law, VAR's assets are held exclusively for the benefit of policyholders and persons entitled to payments under the policies. VAR's assets are not chargeable with liabilities arising out of our other business.

We keep VAR's assets physically segregated from assets of our General Account. We maintain records of all purchases and redemptions of Fund shares by each of VAR's subaccounts.

VAR has subaccounts corresponding to each of the Funds listed in this prospectus. VAR may in the future add or delete investment subaccounts. Each investment subaccount will invest exclusively in shares representing interests in one of the Funds. The income and realized and unrealized gains or losses on the assets of each subaccount are credited to or charged against that subaccount without regard to income or gains or losses from any other subaccount.

                                 THE PORTFOLIOS

The operations of each portfolio, its investment adviser and its investment objectives and policies are described in the fund prospectus which should accompany this product prospectus. Net premiums under the policy may be allocated to the subaccounts of VAR which invest exclusively in portfolio shares. Accordingly, the accumulation values you allocate to the subaccounts will vary with the investment performance of the portfolios.

The value of each Fund's investments fluctuates daily and is subject to the risk of changing economic conditions as well as the risk inherent in the ability of management to anticipate changes necessary in those investments to meet changes in economic conditions. For additional information concerning each Fund, including their investment objectives, risks, performance and charges, see the fund prospectuses. Copies of the fund prospectuses can be obtained from your agent or representative or by contacting us at 1-800-366-6654 or by writing to Ohio National at One Financial Way, Cincinnati, Ohio 45242. Copies are also on file with the Securities and Exchange

Commission and are available on their EDGAR System found at www.sec.gov. Read the prospectuses carefully before investing.

Listed below are all of the portfolios available in your policy, their adviser and subadviser (if applicable) and investment objective:


   FUND AND PORTFOLIO NAME           ADVISER OR (SUBADVISER)             INVESTMENT OBJECTIVE
   -----------------------           -----------------------             --------------------
OHIO NATIONAL FUND
Equity Portfolio                  (Legg Mason Funds Management,     Long Term Growth Of Capital
                                  Inc.)*
Money Market Portfolio            Ohio National Investments,        Preservation Of Capital
                                  Inc.
Bond Portfolio                    Ohio National Investments,        High Level Of Income And
                                  Inc.                              Preservation Of Capital
Omni Portfolio                    (Suffolk Capital Management,      Long Term Total Return And
                                  LLC)*                             Preservation Of Capital
International Portfolio           (Federated Global Investment      Total Return
                                  Management Corp.)*
International Small Company       (Federated Global Investment      Long Term Growth Of Capital
Portfolio                         Management Corp.)*
Capital Appreciation Portfolio    (Jennison Associates LLC)*        Long-Term Growth Of Capital
Discovery (formerly called        (Founders Asset Management        Maximum Capital Growth
Small Cap) Portfolio              LLC)*
Aggressive Growth Portfolio       (Janus Capital Management         Long-Term Capital Growth
                                  LLC)*
Small Cap Growth Portfolio        (UBS Global Asset Management      Long-Term Capital Appreciation
                                  Americas Inc.)*
Mid Cap Opportunity (formerly     (RS Investment Management Co.,    Long-Term Total Return
Growth Income) Portfolio          L.P.)*
Capital Growth Portfolio          (Eagle Asset Management,          Capital Appreciation
                                  Inc.)*
S&P 500 Index Portfolio           Ohio National Investments,        Total Return Approximating The
                                  Inc.                              Standard & Poor's 500 Index
High Income Bond Portfolio        (Federated Investment             High Current Income
                                  Counseling)*
Blue Chip Portfolio               (Federated Investment             Growth Of Capital And Income
                                  Counseling)*
Nasdaq-100(R) Index Portfolio     Ohio National Investments,        Long Term Growth Of Capital
                                  Inc.
Bristol Portfolio                 (Suffolk Capital Management,      Long-Term Growth Of Capital
                                  LLC)*
Bryton Growth Portfolio           (Suffolk Capital Management,      Long-Term Growth Of Capital
                                  LLC)*

CALVERT VARIABLE SERIES, INC.
Social Equity Portfolio           (Atlanta Capital Management       Growth of Capital
                                  Company, LLC)**

DREYFUS VARIABLE INVESTMENT
FUND (SERVICE SHARES)
Appreciation Portfolio            (Fayez Sarofim & Co.)***          Long Term Capital Growth
                                                                    consistent with capital
                                                                    preservation


---------------

 * Subadviser to Ohio National Investments, Inc.



 ** Subadviser to Calvert Asset Management Company, Inc.



*** Subadviser to the Dreyfus Corporation.

FIDELITY(R) Variable Insurance
Products Fund/Service Class 2
VIP Contrafund(R) Portfolio       Fidelity Management & Research    Long Term Capital Appreciation
                                  Company
VIP Mid Cap Portfolio             Fidelity Management & Research    Long Term Growth Of Capital
                                  Company
VIP Growth Portfolio              Fidelity Management & Research    Capital Appreciation
                                  Company
VIP Equity-Income Portfolio       Fidelity Management & Research    Reasonable Income
                                  Company

GOLDMAN SACHS VARIABLE
INSURANCE TRUST
Goldman Sachs Growth and          Goldman Sachs Asset               Long Term Growth Of Capital
Income Fund                       Management, L.P.                  And Growth Of Income
Goldman Sachs CORE(SM) U.S.       Goldman Sachs Asset               Long-Term Growth Of Capital
Equity Fund                       Management, L.P.                  And Dividend Income
Goldman Sachs Capital Growth      Goldman Sachs Asset               Long-Term Growth Of Capital
Fund                              Management, L.P.

J.P. MORGAN SERIES TRUST II
JPMorgan Mid Cap Value            Robert Fleming, Inc.              Growth From Capital
Portfolio                                                           Appreciation
JPMorgan Small Company            J.P. Morgan Investment            High Total Return
Portfolio                         Management, Inc.

JANUS ASPEN SERIES (SERVICE
SHARES)
International Growth Portfolio    Janus Capital Management LLC      Long-Term Growth Of Capital
Growth Portfolio                  Janus Capital Management LLC      Long-Term Growth Of Capital In
                                                                    A Manner Consistent With
                                                                    Preservation Of Capital
Worldwide Growth Portfolio        Janus Capital Management LLC      Long Term Growth Of Capital In
                                                                    A Manner Consistent With The
                                                                    Preservation Of Capital
Balanced Portfolio                Janus Capital Management LLC      Long-Term Growth Of Capital In
                                                                    A Manner Consistent With The
                                                                    Preservation Of Capital
LAZARD RETIREMENT SERIES, INC.
Lazard Retirement Small Cap       Lazard Asset Management LLC       Long Term Capital Appreciation
Portfolio
Lazard Retirement Emerging        Lazard Asset Management LLC       Long Term Capital Appreciation
Markets Portfolio


MFS(R) VARIABLE INSURANCE
TRUST(SM) (SERVICE CLASS)
MFS New Discovery Series          Massachusetts Financial           Capital Appreciation
                                  Services Company
MFS Investors Growth Stock        Massachusetts Financial           Long Term Growth Of Capital
Series                            Services Company                  and Future Income
MFS Mid Cap Growth Series         Massachusetts Financial           Long Term Growth Of Capital
                                  Services Company
MFS Total Return Series           Massachusetts Financial           Above Average Income
                                  Services Company                  Consistent With The Prudent
                                                                    Employment Of Capital And
                                                                    Secondarily To Provide A
                                                                    Reasonable Opportunity For
                                                                    Growth Of Capital And Income.
PIMCO VARIABLE INSURANCE TRUST
(ADMINISTRATIVE SHARES)
Real Return Portfolio             Pacific Investment Management     Maximum real return
                                  Company LLC
Total Return Portfolio            Pacific Investment Management     Maximum total return
                                  Company LLC
Global Bond Portfolio             Pacific Investment Management     Maximum current income
                                  Company LLC
THE PRUDENTIAL SERIES FUND,
INC.
Jennison Portfolio                Jennison Associates LLC           Long Term Growth Of Capital
Jennison 20/20 Focus Portfolio    Jennison Associates LLC           Long Term Growth Of Capital

ROYCE CAPITAL FUND
Royce Small-Cap Portfolio         Royce & Associates, LLC           Long Term Growth of Capital
Royce Micro-Cap Portfolio         Royce & Associates, LLC           Long Term Growth of Capital

UBS SERIES TRUST
Tactical Allocation Portfolio     UBS Global Asset Management       Total Return, Consisting Of
                                  (U.S.) Inc.                       Long Term Capital Appreciation
                                                                    And Current Income.
VAN KAMPEN UNIVERSAL
INSTITUTIONAL FUNDS (CLASS II)
U.S. Real Estate Portfolio        Van Kampen                        Current income and long term
                                                                    capital preservation
Core Plus Fixed Income            Van Kampen                        Current income and
Portfolio                                                           preservation of capital

                              THE GENERAL ACCOUNT

By virtue of exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and not subject to the Securities and Exchange Commission's regulatory oversight.

GENERAL DESCRIPTION

The General Account consists of all assets we own other than those in the variable account and any other separate accounts we may establish. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account. You may elect to allocate net premiums to the General Account or to transfer accumulation value to the General Account from the subaccounts of the variable account. The allocation or transfer of funds to the General Account does not entitle a policyholder to share in the investment experience of the General Account. Instead, we guarantee that your accumulation value in the General Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the General Account. Consequently, if you pay the planned premiums, allocate all net premiums only to the General Account and make no transfers, partial surrenders, or policy loans, the minimum amount and duration of your death benefit will be determinable and guaranteed. Transfers from the General Account to VAR are partially restricted and allocation of substantial sums to the General Account reduces the flexibility of the policy.

ACCUMULATION VALUE

The Accumulation Value in the General Account on the later of the issue date or the day we receive your initial premium is equal to the portion of the net premium allocated to the General Account, minus a pro rata portion of the first monthly deduction.


Thereafter, until the maturity date, we guarantee that the Accumulation Value in the General Account will not be less than the amount of the net premiums allocated or Accumulation Value transferred to the General Account, plus interest at the rate of 4% per year, plus any excess interest which we credit, less the sum of all charges and interest thereon allocable to the General Account and any amounts deducted from the General Account in connection with partial surrenders and loans and interest thereon or transfers to VAR or the loan collateral account. The amount available for distribution upon maturity is the Accumulation Value of the policy. There are no charges for distribution upon maturity.


We guarantee that interest credited to your Accumulation Value in the General Account will not be less than an effective annual rate of 4% per year. We may, at our sole discretion, credit a higher rate of interest, although we are not obligated to do so. The policyholder assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. The Accumulation Value in the General Account will be calculated on each valuation date.

VOTING RIGHTS

We will vote the Fund shares held in the various subaccounts of VAR at Fund shareholder meetings in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your policy's Accumulation Value in a subaccount by the net asset value per share of the corresponding Fund portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the Fund meeting. Voting instructions will be solicited in writing prior to such meeting in accordance with procedures established by the Fund. We will vote Fund shares attributable to policies as to which no instructions are received, and any Fund shares held by VAR which are not attributable to policies, in proportion to the voting instructions which are received with respect to policies participating in VAR. Each person having a voting interest will receive proxy material, reports and other material relating to the Funds.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment objective of the Fund or disapprove an investment advisory policy of the Fund. In addition, we may disregard voting instructions in favor of changes initiated by a policyholder in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determined that the change would be inconsistent with the investment objectives of VAR or would result in the purchase of securities for VAR which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives. In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next semi-annual report.

                                    CHARGES

We make charges against or deductions from premium payments, Accumulation Values and policy surrenders in the manner described below.


PREMIUM EXPENSE CHARGES


Each premium payment is subject to a premium expense charge. The premium expense charge is deducted in proportion to your current premium allocation choices. The premium expense charge has two components:

Distribution Charge. The policy is subject to a charge of 2.9% of premiums paid in the first 20 years reducing to 2.0% in years 21 and later. This charge is intended to help defray the costs attributable to this Policy including distribution, printing and advertising.

State Premium Tax. Your premium payments will be subject to the state premium tax and any other state or local taxes applicable to your Policy. Currently, most state premium taxes range from 0% to 4%.

MONTHLY DEDUCTION

As of the Policy date and each subsequent process day, we will deduct from the Accumulation Value of your Policy and in proportion to the values in your various subaccounts and the General Account, a monthly deduction to cover certain charges and expenses incurred in connection with the Policy.

The monthly deduction consists of:

     - the cost of insurance,

     - a maintenance fee of $7 for the cost of establishing and maintaining policy records and processing applications and notices,

     - a risk charge for the risk associated with the death benefit guarantee, and

     - the cost of additional insurance benefits provided by rider.

     - Pennsylvania policies are also assessed a 0.20% annual insurance charge.

Your cost of insurance is determined on a monthly basis, and is determined separately for your initial stated amount and each subsequent increase in the stated amount. The monthly cost of insurance rate is based on your sex, attained age, rate class and stated amount. The cost of insurance is calculated by multiplying (i) by the result of (ii) minus (iii), where:


  (i) is the cost of insurance rate as described in the policy. Such actual cost will be based on our expectations as to future mortality experience. It will not, however, be greater than the guaranteed cost of insurance rates set forth in the policy. Such rates for smokers and non-smokers are based on the 1980 Commissioner's Standard Ordinary, Male or Female, Smoker or Nonsmoker, age near birthday mortality table. The cost of insurance charge is guaranteed not to exceed such table rates for the insured's risk class;

 (ii) is the death benefit at the beginning of the policy month divided by
      1.0032737 (the monthly equivalent of the guaranteed rate in the General Account); and

(iii) is accumulation value at the beginning of the policy month.

In connection with certain employer-related plans, cost of insurance rates may not be based on sex.


There are 3 death benefit guarantee periods from which to choose. For the 7 year death benefit guarantee there is no additional charge. The 10 year or to age 70 guarantee period has a $0.01 per $1,000 of stated amount charge and the guarantee to maturity has a charge of $0.03 per $1,000 of stated amount.


Not all of your premium payments are allocated to your cash value. In addition to the deduction of charges, investment performance will impact the amount you pay for certain charges. Not paying premiums will result in reduced cash value, thereby affecting the charges assessed to your Policy.

RISK CHARGE

Your Accumulation Value in VAR, but not your Accumulation Value in the General Account, will also be subject to a risk charge, deducted in proportion to the values in your various subaccounts, intended to compensate us for assuming certain mortality and expense risks in connection with the Policy. Such charge will be assessed daily against each of the variable subaccounts at an annual rate of 0.75%. The risks we assume include the risks of greater than anticipated mortality and expenses.


Your risk charge will be reduced based upon your policy Accumulation Value. In the event your policy Accumulation Value exceeds four times the premium indicated on page 6A of your policy, (hereinafter "indicated premium") then the risk charge will be assessed daily at an annual rate of 0.30% (0.25% for Pennsylvania policies) against each of the variable subaccounts, for the amount in excess of four times the indicated premium. In the event your policy Accumulation Value exceeds eight times the indicated premium, the risk charge will be assessed daily at the annual rate indicated above for the amount up to four times the indicated premium, and daily at an annual rate of 0.20% (0.10% for Pennsylvania policies) against each variable subaccount for the policy amount in excess of eight times the indicated premium. At our option, we may increase the reductions set forth above with the effect of further reducing the risk charge.


SURRENDER CHARGE


After the free look period and during the first fifteen (15) years of your policy and following any increase in stated amount, a surrender charge is assessed in connection with all complete surrenders, all lapses, all decreases in stated amount and certain partial surrenders. The charge is based on the Commissioner's maximum standard nonfortfeiture rate for the first 10 years. Starting with year 11 and through year 15, the charge is graded to zero.


If you surrender your policy in full or it lapses when a surrender charge applies, we will deduct the total charge from your Accumulation Value. If you decrease the stated amount of your policy while a surrender charge applies, your Accumulation Value will be charged with the portion of the total surrender charge attributable to the stated amount cancelled by the decrease.

The following is a chart showing the maximum surrender charge applicable to the Policy. Because the surrender charge is based on your age, sex, rating classification and the length of time you have held your Policy, your actual surrender charge may be significantly less.

         MAXIMUM SURRENDER CHARGES PER $1,000 OF STATED AMOUNT
        -------------------------------------------------------
                   MALE                        FEMALE
        --------------------------   --------------------------
 AGE      NONSMOKER       SMOKER       NONSMOKER       SMOKER
 ---    -------------   ----------   -------------   ----------
0-20        $17.80        $20.00         $16.71        $17.78
21-30        21.32         24.62          19.86         21.51
31-40        27.46         32.89          24.98         27.60
41-50        38.03         46.90          33.36         37.20
51-60        57.28         58.40          48.02         53.32
61-70        58.23         58.12          58.20         58.31
71-80        57.51         57.60          57.62         57.63

Partial surrenders in any policy year totaling 10% or less of the cash surrender value of your policy as of the end of the previous policy year are not subject to any surrender charge. Partial surrenders in any policy year in excess of 10% of the cash surrender value of your policy as of the end of the previous policy year will be subject to the surrender charges equal to the percentage of cash surrender value withdrawn minus 10%.

For example, assume a policy which now has, and at the end of the previous policy year had, an Accumulation Value of $11,100 and a surrender charge of $1,100. The cash surrender value of the policy is therefore $10,000. If you decide to withdraw 25% of such cash surrender value ($2,500), we will impose a charge equal to 15% (25% minus 10%) of the total surrender charge (.15 x $1,100 = $165) and reduce your accumulation value by that amount, as well as by the $2,500 you withdrew.

SERVICE CHARGES

A charge (currently $3 and guaranteed not to exceed $15) will be imposed on each transfer of Accumulation Values among the subaccounts of the variable account and the General Account. Currently, the Company is not assessing this charge on the first 12 transfers made in any policy year. For partial surrenders, a service fee will be charged equal to the lesser of $25 or 2% of the amount surrendered. A fee, not to exceed $100, is charged for any illustration of benefits and values that you may request after the issue date.

OTHER CHARGES

We may also charge the assets of each portfolio and the General Account to provide for any taxes that may become payable by us in respect of such assets. Under current law, no such taxes are anticipated. In addition, the Funds pay certain fees and expenses from Fund assets. These fees and expenses are reflected in your unit values. The principal expenses at the Fund level are an investment advisory fee and Fund operating expenses. The Funds pay their Advisers annual fees on the basis of each portfolio's average daily net assets during the month for which the fees are paid. The charges are detailed in the Funds' prospectus.

                       GENERAL DESCRIPTION OF THE POLICY

OWNERSHIP RIGHTS

The Policy belongs to the person named in the application, unless later changed. The Policyholder is the insured unless the application specifies a different person as the insured or the Policyholder is changed thereafter. While the insured is living, the Policyholder may exercise all of the rights and options granted in the Policy, with the consent of any irrevocable beneficiary and subject to the terms of any assignment of the Policy. Your principal rights as Policyholder are as follows:

     - to appoint or change beneficiaries;

     - to receive amounts payable before the death of the insured;

     - to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment);

     - to change the Policyholder of this Policy; and

     - to change the face amount of this Policy.

No appointment or change in appointment of a Policyholder will take effect unless we receive written request thereof. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received.

ALLOCATION OF PREMIUMS

In the policy application, you may direct the allocation of your net premium payments among up to 10 of the subaccounts of VAR and the General Account. Your initial allocation will take effect on the first process day following the issue date or, if later, when we receive your initial premium payment. Pending such allocation, net premiums will be held in the Money Market subaccount. If you fail to indicate an allocation in your policy application, we will leave your net premiums in the Money Market subaccount until we receive allocation instructions. The amount allocated to any subaccount or the General Account must equal a whole percentage. You may change the allocation of your future net premiums at any time upon written notice to us. Premiums allocated to an increase will be credited to the subaccounts and the General Account in accordance with your premium allocation then in effect on the later of the date of the increase or the date we receive such a premium.

TRANSFERS

You may transfer the accumulation value of your policy among the subaccounts of VAR and to the General Account at any time. Each amount transferred must be at least $300 unless a smaller amount constitutes the entire Accumulation Value of the subaccount from which the transfer is being made, in which case you may only transfer the entire amount. There is a service charge of $3 for each transfer, but we are presently waiving that charge for the first 12 transfers during a policy year. Such fee is guaranteed not to exceed $15 in the future.

Transfers from the General Account to the subaccounts are subject to additional restrictions. No more than 25% of the Accumulation Value in the General Account as of the end of the previous policy year, or $1,000, if greater, may be transferred to one or more of the subaccounts in any policy year.

To the extent that transfers, surrenders and loans from a subaccount exceed net purchase payments and transfers into that subaccount, securities of the corresponding portfolio of the Fund may have to be sold. Excessive sales of a portfolio's securities on short notice could be detrimental to that portfolio and to policyholders with values allocated to the corresponding subaccount. To protect the interests of all policyholders we may limit the number, frequency, method or amount of transfers. Transfers from any Fund on any one day may be limited to 1% of the previous day's total net assets of that Fund if we or the Fund, in our or their discretion, believe that the Fund might otherwise be damaged.


If and when transfers must be so limited, some transfers will not be made. In determining which transfers will be made, scheduled transfers will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone and facsimile transfers in the order received. If your transfers are not made, we will notify you first by telephone, then by mail if we are unable to contact you by telephone. Current rules of the Commission preclude us from processing at a later date those requests that were not made. Accordingly, a new transfer request would have to be submitted in order to make a transfer that was not made because of these limitations.


EXCESSIVE TRADING AND MARKET TIMING



We discourage excessive trading and market timing through your policy. Excessive trading into and out of the portfolios can disrupt portfolio investment strategies and increase the portfolios' operating expenses. The policy and the underlying portfolios are not designed to accommodate excessive trading practices. We and the portfolios reserve the right, in our sole discretion, to restrict, reject or cancel purchase and exchange orders which we believe represent excessive or disruptive trading.



Some of the factors we may consider when determining our transfer policies and/or other transfer restrictions may include, but not be limited to:



     - The number of transfers made in a defined period;



     - The dollar amount of the transfer;



     - The total assets of the portfolios involved in the transfer;



     - The investment objectives of the particular portfolios involved in your transfers; and/or



     - Whether the transfer appears to be a part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies



Policyholders seeking to engage in excessive trading practices may deploy a variety of strategies to avoid detection, and there is no guarantee that we or the portfolios will be able to identify such policyholders or curtail their trading practices. Our ability and the ability of the portfolios to detect and curtail excessive trading practices may also be limited by operational systems and technology limitations. In addition, because the portfolios receive orders from omnibus accounts, which is common among funds offering portfolios to insurance companies offering variable products, the portfolios may not be able to detect an individual's excessive trading practices through these omnibus accounts.



We will notify you if we determine your transfer activity has been labeled as excessive or disruptive. We may notify you that a transfer request has been rejected after the day the order is placed, either with us or through an intermediary.



Policyholders who have not engaged in market timing or excessive trading may also be prevented from transferring accumulation values if we, or the portfolios, believe that an intermediary associated with the policyholder's account has otherwise been involved in market timing or excessive trading on behalf of other policyholders or variable annuity contractowners. Likewise, policyholders who have not engaged in intentional market timing or engaged in intentional disruptive or excessive trading may have their transfers rejected or their transfer privileges suspended if their trading activity generates an exception report in our transfer monitoring systems. Policyholders deemed not to have engaged in intentional disruptive transfer activity may, in our sole discretion, have their transfer privileges restored.


DOLLAR COST AVERAGING

We administer a Dollar Cost Averaging ("DCA") program enabling you to preauthorize automatic monthly or quarterly transfers of a specified dollar amount

     - from any variable subaccount to any of the other subaccounts or to the General Account, or

     - if established at the time the Policy is issued and limited to accumulation values attributed to your initial premium payment, from the General Account to any other subaccounts.

The DCA program is only available on policies having a total accumulation value of at least $2,500. Each transfer under the DCA program must be at least $100 and at least 12 transfers must be scheduled. No transfer fee will be charged for DCA transfers. We may discontinue or modify the DCA program at any time.

DCA generally has the effect of reducing the risk of purchasing at the top of a market cycle by reducing the average cost of indirectly purchasing Fund shares through the subaccounts to less than the average price of the shares on the same purchase dates. This is because greater numbers of shares are purchased when the share prices are lower than when share prices are higher. However, DCA does not assure you of a profit, nor does it protect against losses in a declining market. In addition, in a rising market, DCA will produce a lower rate of return than will a single up-front investment. Moreover, for transfers from a subaccount not having a stabilized net asset value, DCA will have the effect of reducing the average price of the shares being redeemed.

PORTFOLIO REBALANCING

You may have us automatically transfer amounts on a quarterly, semi-annual or annual basis to maintain a specified percentage (in whole percentages only) of policy value in each of two or more designated subaccounts. The purpose of a portfolio rebalancing strategy is to maintain, over time, your desired allocation percentage in the designated Funds having different investment performance. Portfolio rebalancing will not necessarily enhance future performance or protect against future losses.


The transfer charge does not apply to portfolio rebalancing transactions. These transactions do not count against the 12 free transfers you are allowed each policy year. You may not have portfolio rebalancing for any Funds that are a part of the DCA program.


DIRECTED CHARGES

You may direct us to deduct monthly cost of insurance charges and Administrative charges only from the General Account or the Money Market Portfolio instead of pro rata from all of the portfolios to which you have allocated premium payments. Directed charges may not be deducted from a DCA account. Other restrictions may apply and are detailed in your policy. In the event you requested directed charges and there is insufficient values to pay the charges, the remaining amount will be deducted pro rata from the portfolios to which you have allocated premium payments. There is no fee for this service, and you may request this feature at any time. We do, however, reserve the right to alter or discontinue the service at any time.

CONVERSION

Once during the first two years following the issue date and the date of any increase in stated amount, you may convert your policy or increase, as applicable, to a fixed benefit flexible premium policy by transferring all of your Accumulation Value to the General Account. After such a transfer, values and death benefits under your policy will be determinable and guaranteed. Accumulation Values will be determined as of the date we receive a conversion request at our Home Office. There will be no change in stated amount as a result of the conversion and no evidence of insurability is required. Outstanding loans need not be repaid in order to convert your policy. Transfers of accumulation value to the General Account in connection with such a conversion will be made without charge.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president or secretary. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

     - to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency) to which we are subject;

     - to assure continued qualification of the Policy as a life insurance contract under the Internal Revenue Code or other Federal or state laws relating to variable life policies;

     - to reflect a change in the operation of the Variable Account; or

     - to provide additional subaccount and/or Guaranteed Account options.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of any governmental agency to which we are subject, we reserve the right to amend the provision to conform to these laws.

FREE LOOK PERIOD

You have the right to examine and cancel your Policy by returning the Policy to us (or to the agent who sold it) on or before 20 days after you receive the Policy. There may be longer periods in some jurisdictions. See the "Free Look" provision of your Policy. If you decide to cancel the Policy during the Free look period, we will treat the Policy as if we never issued it. We will refund monies owed within 7 days after we receive the returned Policy at our Home Office. Because initial premium payments are held in the Money Market Portfolio for a period of time, there is generally little market gain or loss during the free look period, to the extent there is, your state's laws will determine if you are subject to the market risk of the requirement to return Policy Values instead of full refund of Premiums.

If you live in a state that requires us to return a full refund of premium, we will refund the greater of:

     - your entire payment; or

     - the Policy Value plus deductions under the Policy for taxes, charges or fees. (Surrender charges will not be assessed.)

If you live in a state that requires us to return Policy Value, we will refund:

     - your Policy Value as of the date we receive the returned Policy, plus

     - any deductions under the Policy for taxes, charges or fees. (Surrender charges will not be assessed).

We may postpone payment of the refund under certain conditions. For example, we may delay refund of any payment you made by check until the check has cleared your bank.

FREE LOOK FOR INCREASES IN FACE AMOUNT

Similarly, after an increase in face amount, we will mail or deliver to you a free look notice for the increase. You will have the right to cancel the increase on or before 20 days after you receive the notice. If you cancel the increase, you will receive a credit to your Policy Value of the charges deducted for the increase.

STATE VARIATIONS

Any state variations in the Policy are described in a special Policy form for use in that state. This prospectus provides a general description of the Policy. Your actual Policy and any endorsements and riders are the controlling documents. If you would like to receive a copy of your Policy and any of its endorsements and riders, contact our Home Office.

WITHHOLDING PAYMENT AFTER PREMIUM PAYMENT

We may withhold payment of any increased Accumulation Value or loan value resulting from a recent premium payment until your premium check has cleared. This could take up to 15 days after we receive your check.

OTHER POLICIES

We offer other variable life insurance policies that may invest in the same portfolios of the Funds. We also offer a full line of traditional life insurance and fixed and variable annuity contracts through our affiliated company, The Ohio National Life Insurance Company. For more information about these policies or contracts, please contact us or your agent.

                                    PREMIUMS

PURCHASING A POLICY

To purchase a Policy, you must submit a completed application to us through one of our licensed agents who is also a registered representative of a registered broker-dealer who has a selling arrangement with Ohio National Equities, Inc. ("ONEQ").

The minimum initial amount of insurance coverage (or face amount) is $100,000. The Policy will generally not be issued to anyone over the age of 85.

An initial premium is required to purchase a Policy. The initial premium is allocated to the Money Market Portfolio for the first policy month. In addition, you must pay a minimum premium to keep the death benefit guarantee in effect during the death benefit guarantee period. The Death Benefit Guarantee is discussed in more detail later in this prospectus. You must have paid, cumulatively, total premiums that equal or exceed the monthly minimum premium indicated on the policy specification page multiplied by the number of policy months the policy has been in effect. If you fail to meet this requirement, the death benefit guarantee is no longer in effect and may generally not be reinstated. The monthly minimum premium indicated on the specification page of your policy will remain a level amount until you reach the end of the death benefit guarantee period shown on the specification page. The cost of the guarantee will increase with any increase in the stated amount. You choose this period from among the available periods. Currently there are 3 different periods available: 7 years; to age 70 (or 10 years, if later); or to maturity. Not all options are available in all states.

We may, at our discretion, refuse to accept a premium payment of less than $25 or one that would cause the policy, without an increase in death benefit, to be disqualified as life insurance or to be treated as a modified endowment contract under federal law. Otherwise, the amount and timing of premium payments is left to your discretion.

To aid you in formulating your insurance plan under the policy, you will adopt a planned premium schedule at the time of purchase indicating your intended level of payments. The planned premium will generally be an amount greater than your minimum premium and less than your guideline annual premium. You do not have to follow the planned premium, as it is only a planning device. Paying the planned premium does not guarantee that the policy will not lapse, unless the policy is within the guaranteed death benefit period.

This Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy without allowing the Policy to lapse. The aim of this strategy is to continue borrowing from the Policy, while leaving sufficient Policy Value in the Policy to pay the monthly charges and deductions. You may be required to pay additional premiums to keep the Policy from lapsing. Anyone considering using the Policy as a source of tax-free income by taking out Policy loans should consult a competent tax adviser about the tax risks inherent in such a strategy before purchasing the Policy.

LAPSE

Provided you pay the minimum premiums required to maintain the death benefit guarantee, your Policy will not lapse during the death benefit guarantee period. If you fail to pay the minimum premiums, the death benefit guarantee expires. Without the death benefit guarantee, the Policy will remain in force only as long as the cash surrender value, less any outstanding policy indebtedness, is sufficient to pay the next monthly deduction. When the cash surrender value will not pay the next monthly deduction, you will have a 61 day grace period in which to increase your cash surrender value by paying additional premiums. We will notify you in writing that your policy has entered the 61 day grace period. If you do not pay sufficient additional premiums during the grace period, the Policy will lapse and terminate without value.

REINSTATEMENT

Once a Policy has lapsed, you may request reinstatement of the Policy any time within five years of the lapse. Satisfactory proof of insurability and payment of a reinstatement premium are required for reinstatement. While we may reinstate your Policy, we generally will not reinstate the death benefit guarantee. Your cost of insurance will generally be higher for a reinstated Policy.

REPLACING EXISTING INSURANCE

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only if you determine that this Policy is better for you. You may have to pay a surrender charge on your existing insurance, and this Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If, for example, you surrender your existing policy for cash and then buy the Policy, you may have to pay Federal income tax, possibly including a 10% penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

APPLYING FOR A POLICY

After receiving a completed application from a prospective Policyholder, we will begin the underwriting process to decide the insurability of the proposed insured. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We may require medical examinations and other information before deciding insurability. We will issue a Policy only after underwriting has been completed. We reserve the right to modify our minimum face amount and underwriting requirements at any time, and to reject an application for any reason permitted by law.

If a prospective Policyholder makes an initial payment of at least one minimum monthly payment, we will provide temporary insurance during underwriting. The temporary insurance will be the insurance applied for, up to a maximum of $1,000,000, depending on the age and underwriting class of the proposed insured. This coverage will continue for no more than 90 days from the date of the application and, if required, the completed medical exam. If death is by suicide during this coverage, we will return only the premium paid.

If you have made premium payments before we issue the Policy, but no temporary insurance is in effect because of the 90 day limit discussed above, we will allocate those premium payments to a non-interest bearing account. If the Policy is not issued and accepted, we will return premium payments to you without interest.

WHEN INSURANCE COVERAGE TAKES EFFECT

We will issue the Policy only if the underwriting process has been completed, the application has been approved, and the proposed insured is alive and in the same condition of health as described in the application. Full insurance coverage under the Policy will take effect when the Policy has been issued and only if the minimum initial premium also has been paid. This date is the Policy date that we use to measure monthly processing dates, Policy Years and Policy Anniversaries. We begin to deduct monthly charges from your Policy Value on the Policy date.

ACCUMULATION UNIT VALUES

We use accumulation units as a measure of value for bookkeeping purposes. When you allocate net premiums to a subaccount, we credit your Policy with accumulation units. In addition, other transactions, including loans, partial and full surrenders, transfers, surrender and service charges, and monthly deductions, affect the number of accumulation units credited to your Policy. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the unit value of the affected subaccount. We determine the unit value of each subaccount on each valuation date. The number of units so credited or debited will be based on the unit value on the valuation date on which the premium payment or transaction request is received by us at our Home Office. The number of units credited will not change because of subsequent changes in unit value. The dollar value of each subaccount's units will reflect asset charges and the investment performance of the corresponding portfolio of the Funds.

The accumulation unit value of each subaccount's unit initially was $10. The unit value of a subaccount on any valuation date is calculated by multiplying the subaccount unit value on the previous valuation date by its net investment factor for the current valuation period.

DETERMINATION OF VARIABLE ACCUMULATION VALUES

Your accumulation value in VAR may increase or decrease depending on the investment performance of the subaccounts you choose. There is no guaranteed minimum accumulation value in VAR.

The accumulation value of your Policy will be calculated initially on the later of the issue date or when we first receive a premium payment. After that, it is calculated on each valuation date. Valuation dates are typically days when the New York Stock Exchange is open for unrestricted trading. On the initial valuation date, your accumulation value will equal the initial premium paid minus the premium expense charge and the first monthly deduction. On each subsequent valuation date, your accumulation value will be (1) plus any transactions referred to in (2), (3) and (4) and minus any transactions referred to in (5), (6) and (7) which occur during the current valuation period, where:

     (1) is the sum of each subaccount's accumulation value as of the previous valuation date multiplied by each subaccount's net investment factor for the current valuation period;

     (2) is net premiums allocated to VAR;

     (3) is transfers from the loan collateral account as a result of loan repayments and reallocations of accumulation value from the General Account;

     (4) is interest on policy indebtedness credited to the variable subaccounts;

     (5) is transfers to the loan collateral account in connection with policy loans and reallocations of accumulation value to the General Account;

     (6) is any partial surrender made (and any surrender charge imposed); and

     (7) is the monthly deduction.

NET INVESTMENT FACTOR


We use a net investment factor to measure investment performance of each subaccount and to determine changes in unit value from one valuation period to the next. The net investment factor for a valuation period is (a/b)-c where:


     (a) is (i) the value of the assets of the subaccount at the end of the preceding valuation period, plus (ii) the investment income and capital gains, realized or unrealized, credited to the assets of the subaccount during the valuation period for which the net investment factor is being determined, minus, (iii) any amount charged against the subaccount for taxes or any amount set aside during the valuation period by us to provide for taxes we determine are attributable to the operation or maintenance of that subaccount (currently there are no such taxes);

     (b) is the value of the assets of the subaccount at the end of the preceding valuation period; and

     (c) is a charge no greater than 0.75% on an annual basis for mortality and expense risks. This amount may be reduced, depending on your Policy's cash value.

                        DEATH BENEFITS AND POLICY VALUES

As long as the Policy remains in force we will, upon receipt of due proof of the insured's death, pay the Policy proceeds to the beneficiary. The amount of the death benefit payable will be determined as of the date of death, or on the next following valuation date if the date of death is not a valuation date.

Unless a settlement option is elected, the proceeds will be paid according to your beneficiary's selection from the settlement options listed in the Policy. We offer both beneficiaries and Policyholders a wide variety of settlement options listed in the Policy. If no selection is made, the proceeds will be paid in a lump sum.

SETTLEMENT OPTIONS

In addition to a lump sum payment of benefits under the Policy, any proceeds may be paid in any of the five methods described in your Policy. The five settlement options are (i) Proceeds at interest (ii) Payment for a period of time (iii) Life Income (iv) Payment of Certain amount or (v) Joint and Survivor life income. For more details, contact your agent. A settlement option may be designated by notifying us in writing at our Home Office. Any amount left with us for payment under a settlement option will be transferred to the General Account. During the life of the insured, the Policyholder may select a settlement option. If a settlement option has not been chosen at the insured's death, the beneficiary may choose one. If a beneficiary is changed, the settlement option selection will no longer be in effect unless the Policyholder requests that it continue. A settlement option may be elected only if the amount of the proceeds is $5,000 or more. We can change the interval of payments if necessary to increase the payments to at least $25 each.

The Policy provides for two death benefit plans: a level plan ("Plan A") and a variable plan ("Plan B"). Generally, you designate the death benefit plan in your Policy application. Subject to certain restrictions, you may change the death benefit plan from time to time. As long as the Policy remains in force, the death benefit under either plan will never be less than the stated amount of the Policy.

PLAN A -- LEVEL BENEFIT

The death benefit is the greater of:

     - the Policy's stated amount on the date of death or

     - the death benefit determined by the corridor percentage test.

The death benefit determined by the corridor percentage test equals the accumulation value of the Policy on the date of death plus such Accumulation Value multiplied by the corridor percentage. The corridor percentage varies with attained age, as indicated in the following table:

 ATTAINED    CORRIDOR    ATTAINED    CORRIDOR    ATTAINED    CORRIDOR     ATTAINED     CORRIDOR
   AGE      PERCENTAGE     AGE      PERCENTAGE     AGE      PERCENTAGE      AGE       PERCENTAGE
 --------   ----------   --------   ----------   --------   ----------   ----------   ----------
40 & below     150%         52          71%          64         22%          91           4%
    41         143          53          64           65         20           92           3%
    42         136          54          57           66         19           93           2%
    43         129          55          50           67         18           94           1%
    44         122          56          46           68         17       95 & above       0%
    45         115          57          42           69         16
    46         109          58          38           70         15
    47         103          59          34           71         13
    48          97          60          30           72         11
    49          91          61          28           73          9
    50          85          62          26           74          7
    51          78          63          24        75-90          5

Illustration of Plan A. Assume that the insured's attained age at time of death is 40 and that the stated amount of the Policy is $100,000.

Under these circumstances, any time the accumulation value of the Policy is less than $40,000.00; the death benefit will be the stated amount. However, any time the Accumulation Value exceeds $40,000.00, the death benefit will be greater than the Policy's $100,000.00 stated amount due to the corridor percentage test. This is because the death benefit for an insured who dies at age 40 must be at least equal to the Accumulation Value plus 150% of the Accumulation Value. Consequently, each additional dollar added to Accumulation Value above $40,000.00 will increase the death benefit by $2.50. Similarly, to the extent Accumulation Value exceeds $40,000.00; each dollar taken out of Accumulation Value will reduce the death benefit by $2.50. If, for example, the Accumulation Value is reduced from $48,000.00 to $40,000.00, the death benefit will be reduced from $120,000.00 to $100,000.00. However, further reductions in the Accumulation Value below the $40,000.00 level will not affect the death benefit so long as the reductions are due to performance. Reductions due to surrenders, loans and partial surrenders do affect the death benefit.

In the foregoing example, the breakpoint of $40,000.00 of Accumulation Value for using the corridor percentage test to calculate the death benefit was determined by dividing the $100,000.00 stated amount by 100% plus 150% (the corridor percentage at age 40, as shown in the table above). For your Policy, you may make the corresponding determination by dividing your stated amount by 100% plus the corridor percentage for your age (see the table above). The calculation will yield a dollar amount which will be your breakpoint for using the corridor percentage test. If your Accumulation Value is greater than such dollar figure, your death benefit will be determined by the corridor percentage test. If it is less, your death benefit will be your stated amount.

PLAN B -- VARIABLE BENEFIT

The death benefit is equal to the greater of:

     - the stated amount plus the accumulation value on the date of death or

     - the death benefit determined by the corridor percentage as described above and using the foregoing table of corridor percentages.

Illustration of Plan B. Again assume that the insured's attained age at the time of death is 40 and that the stated amount of the policy is $100,000.00.

Under these circumstances, a policy with accumulation value of $20,000.00 will have a death benefit of $120,000.00 ($100,000.00 + $20,000.00). An accumulation value of $60,000.00 will yield a death benefit of

$160,000.00 ($100,000.00 + $60,000.00). The death benefit under this illustration, however, must be at least equal to the accumulation value plus 150% of the policy's accumulation value. As a result, if the accumulation value of the policy exceeds $66,667.00, the death benefit will be greater than the stated amount plus accumulation value. Each additional dollar of accumulation value above $66,667.00 will increase the death benefit by $2.50. Under this illustration, a policy with an accumulation value of $80,000.00 will provide a death benefit of $200,000.00 ($80,000.00 + (150% X $80,000.00)).

Similarly, to the extent that accumulation value exceeds $66,667.00, each dollar taken out of accumulation value reduces the death benefit by $2.50. If, for example, the accumulation value is reduced from $80,000.00 to $68,000.00, the death benefit will be reduced from $200,000.00 to $170,000.00.

In the foregoing example, the breakpoint of $66,667.00 of accumulation value for using the corridor percentage test to calculate the death benefit was determined by dividing the $100,000.00 stated amount by 150% (the corridor percentage at age 40, as shown in the table above). For your policy, you may make the corresponding determination by dividing your stated amount by the corridor percentage for your age (see the table above). The calculation will yield a dollar amount which will be your breakpoint for using the corridor percentage test. If your accumulation value is greater than such dollar figure, your death benefit will be determined by the corridor percentage test. If it is less, your death benefit will be your stated amount plus your accumulation value.

CHANGE IN DEATH BENEFIT PLAN

Generally, after the second policy year, you may change your death benefit plan on any process day by sending us a written request. Changing death benefit plans from Plan B to Plan A will not require evidence of insurability. Changing death benefit plans from Plan A to Plan B may require evidence of insurability. The effective date of any such change will be the process day on or following the date of receipt of your request.

As a general rule, when you wish to have favorable investment performance reflected in higher accumulation value, you should elect the Plan A death benefit. Conversely, when you wish to have favorable investment performance reflected in increased insurance coverage, you should generally elect the Plan B death benefit.

If you change your death benefit plan from Plan B to Plan A, your stated amount will be increased by the amount of your accumulation value to equal the death benefit which would have been payable under Plan B on the effective date of the change. For example, a Plan B policy with a $100,000.00 stated amount and $20,000.00 accumulation value ($120,000.00 death benefit) would be converted to a Plan A policy with $120,000.00 stated amount. Again, the death benefit would remain the same on the effective date of the change.

A change in the death benefit option will not alter the amount of the accumulation value or the death benefit payable under the policy on the effective date of the change. However, switching between the variable and the level plans will alter your insurance program with consequent effects on the level of your future death benefits, accumulation values and premiums. For a given stated amount, the death benefit will be greater under Plan B than under Plan A, but the monthly deduction will be greater under Plan B than under Plan
A. Furthermore, assuming your accumulation value continues to increase, your future cost of insurance charges will be higher after a change from Plan A to Plan B and lower after a change from Plan B to Plan A. If your accumulation value decreases in the future, the opposite will be true. Changes in the cost of insurance charges have no effect on your death benefit under Plan A. Under Plan B, however, increased cost of insurance charges will reduce the future accumulation value and death benefit to less than they otherwise would be.

DEATH BENEFIT GUARANTEE


We guarantee that the policy will not lapse during the death benefit guarantee period provided you pay the Minimum Premium. Accordingly, as long as the death benefit guarantee is in effect, the policy will not lapse even if, because of adverse investment performance, the cash surrender value falls below the amount needed to pay the next monthly deduction. A charge per $1,000 of stated amount will be made for each month the death benefit guarantee is in effect. There are 3 death benefit guarantee periods from which to choose. For the 7 year death benefit guarantee there is no additional charge. The 10 year or to age 70 guarantee period has a $0.01 per $1000 of stated amount charge and the guarantee to maturity has a charge of $0.03 per $1000 of stated amount.



If on any process day the Minimum Premium requirement is not met, we will send you a notice of the required payment. If we do not receive the required payment within 61 days of the date of the mailing of such notice, the death benefit guarantee will no longer be in effect. Generally, the death benefit guarantee may not be reinstated once it has been lost. However, we may at our discretion permit you to reinstate the death benefit guarantee if you:


     - double your stated amount (see "Changes in Stated Amount" below regarding proof of insurability), or

     - increase your stated amount by $100,000 or more.


A new Minimum Premium will be required to maintain the reinstated death benefit guarantee.


CHANGES IN STATED AMOUNT

Subject to certain limitations, you may at any time after the first policy year increase your policy's stated amount or decrease your stated amount by sending us a written request. We may limit you to two such changes in each policy year. Any change must be of at least $10,000. The effective date of the increase or decrease will be the process day on or following approval of the request. A change in stated amount will affect those charges assessed on a per $1000 of stated amount disclosed in the fee tables and surrender charges.

Increases. An increase is treated similarly to the purchase of a new policy. To obtain an increase, you must submit a supplemental application to us with satisfactory proof of insurability. Depending on your accumulation value, you may or may not have to pay additional premiums to obtain an increase. If you must pay an additional premium, we must receive it by the effective date of the increase.

After an increase, a portion of your premium payments will be allocated to the increase. The allocated amounts will be in the same proportion to your total premium payments as the guideline annual premium for the increase is to the guideline annual premium for your initial stated amount plus the guideline annual premiums for all increases.

Only the increase in stated amount will be subject to the additional surrender charge.

With respect to premiums allocated to an increase, you will have the same free look and conversion rights with respect to an increase as with the initial purchase of your policy.

Decreases. You may decrease your stated amount after the first policy year from the issue date or the date of any increase, subject to the following limitations:

     - The stated amount after any requested decrease may not be less than the minimum stated amount of $100,000.

     - We will not permit a decrease in stated amount if the policy's cash value is such that reducing the stated amount would cause the policy to cease to be life insurance as determined by the corridor percentage test.

     - The minimum increase amount is $10,000.

     - We will not permit a decrease in stated amount if the decrease would disqualify the policy as life insurance under the Code.

If you decrease your stated amount, we will deduct any applicable surrender charge from your Accumulation Value. For purposes of calculating the amount of that surrender charge and the cost of insurance charge on your remaining coverage, a decrease in stated amount will reduce your existing stated amount in the following order:

     - the stated amount provided by your most recent increase,

     - your next most recent increases successively, and

     - your initial stated amount.

                       SURRENDERS AND PARTIAL SURRENDERS

As an alternative to obtaining access to your Accumulation Value by using the loan provisions, you may obtain your cash surrender value by exercising your surrender or partial surrender privileges. Partial or Full Surrenders, however, may involve tax liability.

You may surrender your Policy in full at any time by sending a written request together with the Policy to our Home Office. The cash surrender value of the Policy equals the Accumulation Value less any applicable surrender charges. Increases in stated amount carry their own surrender charge period, therefore, the total surrender charge may vary based on the total number of increases during the Policy period. Upon surrender, the amount of any outstanding loans will be deducted from the cash surrender value to determine the proceeds. The proceeds will be determined on the valuation date on which the request for surrender is received. Proceeds will generally be paid within seven days of receipt of a request for surrender.

After the first year after the issue date, you may obtain a portion of your Accumulation Value upon partial surrender of the Policy. Partial surrenders cannot be made more than twice during any Policy year. The amount of any partial surrender may not exceed the cash surrender value, minus:

     - any outstanding policy indebtedness,

     - an amount sufficient to cover the next two monthly deductions, and


     - the Service Fee of $25 or 2% of the amount surrendered, if less.


We will reduce the Accumulation Value of your Policy by the amount of any partial surrender. In doing so, we will deduct the Accumulation Value taken by a partial surrender from each increase and your initial stated amount in proportion to the amount such increases and initial stated amount bear to the total stated amount.

Under Plan A, a partial surrender reduces your stated amount. Such a surrender will result in a dollar for dollar reduction in the death proceeds except when the death proceeds of your Policy are determined by the corridor percentage test. The stated amount remaining after a partial surrender may be no less than the minimum stated amount of $100,000. If increases in stated amount have occurred previously, a partial surrender will first reduce the stated amount of the most recent increase, then the next most recent increases successively, then the initial stated amount.

Under Plan B, a partial surrender reduces your Accumulation Value. Such a reduction will result in a dollar for dollar reduction in the death proceeds except when the death proceeds are determined by the corridor percentage test. Because the Plan B death benefit is the sum of the accumulation value and stated amount, a partial surrender under Plan B does not reduce your stated amount but instead reduces accumulation value.

If the proceeds payable under either death benefit option both before and after the partial surrender are determined by the corridor percentage test, a partial surrender generally will result in a reduction in proceeds equal to the amount paid upon such surrender plus such amount multiplied by the applicable corridor percentage. You should consider the impact of the Policy ceasing to be life insurance in this instance.

During the first 15 Policy years and for 15 years after the effective date of an increase, a partial surrender charge in addition to the service charge of the lesser of $25 or 2% of the amount surrendered will be made on the amount of partial surrenders in any Policy year that exceeds 10% of the cash surrender value as of the end of the previous Policy year.

LOANS


After the first policy year, you may borrow up to the loan value of your Policy. The loan value is the cash surrender value less the cost of insurance charges on your Policy to the end of the current Policy year. The loan value will never be less than 90% of the cash surrender value. We will generally distribute the loan proceeds to you within seven days from receipt of your request for the loan at our Home Office, although payment of the proceeds may be postponed under certain circumstances. (See "General Provisions -- Postponement of Payments".) In some circumstances, loans may involve tax liability. (See "Federal Tax Matters".)


When a loan is made, Accumulation Value in an amount equal to the loan will be taken from the General Account and each subaccount in proportion to your Accumulation Value in the General Account and each subaccount. This value is then held in the loan collateral account and earns interest at an effective rate guaranteed to be at least 4% per year. Such interest is credited to the subaccounts and the General Account in accordance with the premium allocation then in effect.


We charge you interest in advance on loans you take from your Policy values. The annual rate we deduct from your loan proceeds is 5.0%. Due to the compounding of interest paid at the beginning of the year this amount is equivalent to an annual rate of 5.26% if the interest was paid at the end of the year. When we make a loan, we add to the amount of the loan the interest covering the period until the end of the Policy year. At the beginning of each subsequent Policy year, if you fail to pay the interest in cash, we will transfer sufficient Accumulation Value from the General Account and each subaccount to pay the interest for the following Policy year. The allocation will be in proportion to your Accumulation Value in each subaccount.


You may repay a loan at any time, in whole or in part, before we pay the Policy proceeds. When you repay a loan, interest already charged covering any period after the repayment will reduce the amount necessary to repay the loan. Premiums paid in excess of any planned premiums when there is a loan outstanding will be first applied to reduce or repay such loan, unless you request otherwise. Undesignated payments are presumed to be premium payments, not loan repayments unless so designated. Upon repayment of a loan, the loan collateral account will be reduced by the amount of the repayment and the repayment will be allocated first to the General Account, until the amount borrowed from the General Account has been repaid. Unless we are instructed otherwise, the balance of the repayment will then be applied to the subaccounts and the General Account according to the premium allocation then in effect.

Any outstanding Policy indebtedness will be subtracted from the proceeds payable at the insured's death and from cash surrender value upon complete surrender or maturity.

A loan, whether or not repaid, will have a permanent effect on a Policy's cash surrender value (and the death benefit under Plan B policies) because the investment results of the subaccounts will apply only to the amount remaining in the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, policy values will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Policy values will be higher than they would have been had no loan been made.

PREFERRED LOANS

A preferred loan is available at any time on or after the 10th policy anniversary. In the first Policy year in which you take a preferred loan, the maximum preferred loan available is 10% of the gross loan value. The gross loan value is the Cash Surrender Value minus an amount to cover monthly charges to the next Policy anniversary. In later Policy years, you may increase your preferred loan by an amount not greater than 10% of the gross loan value. The total amount of the preferred loan amount may never exceed the gross loan value. Loan interest on preferred loans is payable in advance at an annual rate of 3.846%. Due to the compounding of interest paid at the beginning of the year this amount is equal to an annual rate of 4% if the interest was paid at the end of the year. The interest rate credited to the accumulation value equal to the loaned amount under this preferred loan provision is 4.00%.


Certain Policy loans may result in currently taxable income and tax penalties. If you are considering the use of Policy loans as retirement income, you should consult your personal tax adviser regarding potential tax consequences that may arise if you do not make necessary payments to keep the Policy from lapsing. The amount of the premium payments necessary to keep the Policy from lapsing will increase with your age.

POSTPONEMENT OF PAYMENTS

Payment of any amount upon a complete or partial surrender, a Policy loan, or benefits payable at death or maturity may be postponed whenever:

     - the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the Exchange is restricted as determined by the Commission;

     - the Commission by order permits postponement for the protection of Policyholders; or

     - an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of VAR's net assets.

We may also withhold payment of any increased Accumulation Value or loan value resulting from a recent premium payment until your premium check has cleared. This could take up to 15 days after we receive your check.

                            LAPSE AND REINSTATEMENT

Provided you pay the minimum premium and thereby keep the death benefit guarantee in effect, your Policy will not lapse during the death benefit guarantee period. If you fail to pay the minimum premium and, as a result, the death benefit guarantee is not in effect, the Policy will remain in force as long as the cash surrender value less any Policy indebtedness is sufficient to pay the next monthly deduction. If the cash surrender value less any Policy indebtedness is insufficient to pay the next monthly deduction, you will be given a 61 day grace period within which to make a premium payment to avoid lapsing. The premium required to avoid lapse will be equal to the amount needed to allow the cash surrender value less any Policy indebtedness to cover the monthly deduction for two Policy months. This required premium will be indicated in a written notice which we will send to you at the beginning of the grace period. The grace period begins when we mail the notice. The Policy will continue in force throughout the grace period, but if the required premium is not received, the Policy will terminate without value at the end of the grace period. If you die during the grace period, the death benefit will be reduced by the amount of any unpaid monthly deduction. However, the Policy will never lapse due to insufficient cash surrender value as long as the death benefit guarantee is in effect.

REINSTATEMENT

If the Policy lapses, you may apply for reinstatement anytime within five years. Your Policy will be reinstated if you supply proof of insurability and pay the monthly cost of insurance charges from the grace period plus a reinstatement premium. The reinstatement premium, after deduction of the premium expense charge, must be sufficient to cover the monthly deduction for two Policy months following the effective date of reinstatement. If loan was outstanding at the time of lapse, we will require reinstatement or repayment of the loan and accrued interest at 6% per year before permitting reinstatement of the Policy.

                                     TAXES

The following description is a brief summary of some of the Code provisions which, in our opinion, are currently in effect. This summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent tax advisers should be consulted for more complete information. Tax laws can change, even with respect to policies that have already been issued. Tax law revisions, with unfavorable consequences to policies offered by this prospectus, could have retroactive effect on previously issued policies or on subsequent voluntary transactions in previously issued policies.

POLICY PROCEEDS

The Policy contains provisions not found in traditional life insurance policies providing only for fixed benefits. However, under the Code, as amended by the Tax Reform Act of 1984, the Policy should qualify as a life insurance policy for federal income tax purposes as long as certain conditions are met. Consequently, the proceeds of the Policy payable to the beneficiary on the death of the insured will generally be excluded from the beneficiary's income for purposes of federal income tax.

Current tax rules and penalties on distributions from life insurance policies apply to any life insurance policy issued or materially changed on or after June 21, 1988 that is funded more heavily (faster) than a traditional whole life plan designed to be paid-up after the payment of level annual premiums over a seven-year period. Thus, for such a policy (called a "modified endowment contract" in the Code), any distribution, including surrenders, partial surrenders, maturity proceeds, and loans secured by the policy, during the insured's lifetime (but not payments received as an annuity or as a death benefit) would be included in the policyholder's gross income to the extent that the policy's cash surrender value exceeds the owner's investment in the policy. In addition, a ten percent penalty tax applies to any such distribution from such a policy, to the extent includible in gross income, except if made:

     - after the taxpayer's attaining age 59 1/2,

     - as a result of his or her disability or

     - in one of several prescribed forms of annuity payments.

Loans received under the policy will be construed as indebtedness of the policyholder in the same manner as loans under a fixed benefit life insurance policy and no part of any loan under the policy is expected to constitute income to the policyholder. Interest payable with respect to such loans is not tax deductible. If the policy is surrendered or lapsed, any policy loan then in effect is treated as taxable income to the extent that the policy's accumulation value (including the loan amount) then exceeds your "basis" in the policy. (Your "basis" equals the total amount of premiums that were paid into the policy less any withdrawals from the policy.)

Federal estate and local estate, inheritance and other tax consequences of policy ownership or receipt of policy proceeds depend upon the circumstances of each policyholder and beneficiary.

AVOIDING MODIFIED ENDOWMENT CONTRACTS

If you have previously authorized us to do so, we will hold your premium payment for up to ten (10) business days, if applying the premium payment before the due date would cause the policy to be treated as a Modified Endowment Contract (MEC) for federal income tax purposes.

If you have not given us prior authorization to hold your premium payment and we determine your premium payment will cause your policy to become a MEC, we will attempt to contact you within two (2) business days to determine your intent regarding the premium payment. If you do not want the policy to be treated as a MEC for tax purposes, we will refund the premium payment to you within five (5) business days of confirming your intentions. After we return the premium payment to you, you may then resubmit the premium payment once the actual due date is reached to avoid creating a MEC.

Or, at the time we contact you, you may direct us to hold your premium payment for up to ten (10) business days before applying the premium payment if this will not create a MEC. If we are unable to confirm your intentions within two
(2) business days of receipt of the premium payment, we will apply the premium payment as of the third valuation date, and your policy will be treated as a MEC for federal income tax purposes.

CORRECTION OF MODIFIED ENDOWMENT CONTRACTS

If you have made premium payments in excess of the amount that would be permitted without your policy being treated as a MEC under the Code, you may, upon timely written request, prevent that tax treatment by receiving a refund, without deduction of any charges, of the excess premium paid, plus interest thereon at the rate of 6% per year. Under the Code, such a corrective action must be completed by no later than 60 days after the end of the year following the date the policy became a MEC.

RIGHT TO CHARGE FOR COMPANY TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Tax Reform Act of 1984 specifically provides for adjustments in reserves for flexible premium policies, and we will reflect flexible premium life insurance operations in our tax return in accordance with such Act.

Currently, no charge is assessed against VAR for our federal taxes, or provision made for such taxes, that may be attributable to VAR. However, we may in the future charge each subaccount of VAR for its portion of any tax charged to us in respect of that subaccount or its assets. Under present law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, we may decide to assess charges for such taxes, or make provision for such taxes, against VAR. Any such charges against VAR or its subaccounts could have an adverse effect on the investment performance of the subaccounts.

                               LEGAL PROCEEDINGS

There are no legal proceedings to which VAR is a party or to which the assets of any of the subaccounts of VAR are subject. We (including Ohio National Equities, Inc.) are not involved in any litigation that is of material importance in relation to our total assets or that relates to VAR.

                              FINANCIAL STATEMENTS

The financial Statements of the Registrant, Ohio National Variable Account R, and the Depositor, Ohio National Life Assurance Corporation are included in the Statement of Additional Information ("SAI"). A copy of the SAI may be obtained by calling or writing us at our home office, contacting you agent or representative, or by logging onto the SEC's website at http://www.sec.gov.

                       STATEMENT OF ADDITIONAL INFORMATION


                    OHIO NATIONAL LIFE ASSURANCE CORPORATION


                                One Financial Way
                             Cincinnati, Ohio 45242
                            Telephone (800) 366-6654


                        OHIO NATIONAL VARIABLE ACCOUNT R


                                   VARI-VEST

           INDIVIDUAL, FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


This Statement of Additional Information contains additional information to the Prospectus for the individual, flexible premium variable life insurance policy (the "Policy") issued by Ohio National Life Assurance Corporation ("the Company"). This Statement of Additional Information is not a prospectus and it should be read only in conjunction with the prospectus for the policy. The prospectus for the Policy is dated the same date as this Statement of Additional Information. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the Prospectus. You may obtain a copy of the prospectus by contacting your agent or representative or by writing us at the address above or calling us toll-free at the telephone number listed above.



                                  (Date)

Table of Contents
-----------------

General Information...................................................  1
Services..............................................................  1
Additional Information about Operation of Policies and Registrant.....  2
Additional Information about Charges..................................  4
Performance Data......................................................  5

Indemnification.......................................................  5
Principal Underwriter.................................................  6

Financial Data........................................................

GENERAL INFORMATION

Ohio National Life Assurance Corporation

We were established on June 26, 1979 under the laws of Ohio to facilitate the issuance of certain nonparticipating insurance policies. We are a wholly-owned stock subsidiary of Ohio National Life. We are licensed to sell life insurance in 47 states, the District of Columbia and Puerto Rico.

The Ohio National Life Insurance Company ("Ohio National Life")


Ohio National Life was organized under the laws of Ohio on September 9, 1909 as a stock life insurance company. Ohio National is now a subsidiary of Ohio National Financial Services, Inc., which is a subsidiary of Ohio National Mutual Holdings, Inc. It writes life, accident and health insurance and annuities in 47 states, the District of Columbia and Puerto Rico. Currently it has assets in excess of $11.2 billion and equity in excess of $900 million. Ohio National
Life provided us with the initial capital to finance our operations. From time to time, Ohio National Life may make additional capital contributions, although it is under no legal obligation to do so and its assets do not support the benefits provided under your policy.


Ohio National Variable Account R ("VAR")

We established VAR on May 6, 1985 pursuant to the insurance laws of the State of Ohio. VAR is registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. Such registration does not involve supervision by the Commission of the management or investment policies of the variable account or of us. Under Ohio law, VAR's assets are held exclusively for the benefit of policyholders and persons entitled to payments under the policy. VAR's assets are not chargeable with liabilities arising out of our other business.

We keep VAR's assets physically segregated from assets of our General Account. We maintain records of all purchases and redemptions of Fund shares by each of VAR's subaccounts.

VAR has subaccounts corresponding to each of the Funds listed in the prospectus. VAR may in the future add or delete investment subaccounts. Each investment subaccount will invest exclusively in shares representing interests in one of the Funds. The income and realized and unrealized gains or losses on the assets of each subaccount are credited to or charged against that subaccount without regard to income or gains or losses from any other subaccount.


SERVICES

Custodian

Pursuant to a written agreement, U.S. Bank, NA, 425 Walnut Street, Cincinnati, Ohio, serves as custodian of the assets of VAR. We pay the fee of the custodian for services rendered to VAR. The custodian also provides valuation and certain recordkeeping services to VAR, which include, without limitation, maintaining a record of all purchases, redemptions and distributions relating to Fund shares, the amounts thereof and the number of shares from time to time standing to the credit of VAR.

Legal Counsel

Jones & Blouch LLP of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issuance of the nonparticipating flexible premium variable life insurance policy described in the Prospectus and SAI. All matters of Ohio law pertaining to the Policy, including the validity of the Policy and the Company's right to issue the Policy under Ohio Insurance Law, have been passed upon by Ronald L. Benedict, Corporate Vice President and Secretary of the Company.

Actuarial Expert

Actuarial matters included in this Prospectus have been examined by David W. Cook, FSA, MSAA, Senior Vice President and Actuary, as stated in the opinion filed as an exhibit to the registration statement.

SERVICES

ADDITIONAL INFORMATION ABOUT OPERATION OF POLICIES AND REGISTRANT


Additions, Deletions or Substitutions of Investments

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares held by any subaccount or which any subaccount may purchase. If shares of the Funds should no longer be available for investment or if, in the judgment of management, further investment in shares of the Funds would be inappropriate in view of the purposes of the policy, we may substitute shares of any other investment company for shares already purchased, or to be purchased in the future. No substitution of securities will take place without notice to and the consent of policyholders and without prior approval of the Commission, all to the extent required by the 1940 Act. In addition, the investment policy of VAR will not be changed without the approval of the Ohio Superintendent of Insurance and such approval will be on file with the state insurance regulator of the state where your policy was delivered.

Annual Report

Each year we will send you a report which shows the current accumulation value, the cash surrender value, the stated amount, any policy indebtedness, any partial withdrawals since the date of the last report, investment experience credited since the last report, premiums paid and all charges imposed since the last annual report. We will also send you all reports required by the 1940 Act.

We will also make available an illustration report. This report will be based on planned premiums, guaranteed cost of insurance and guaranteed interest, if any. It will show the estimated accumulation value of your policy one year from the date of the report. Although there is generally no charge, we may charge a fee of not more than $100 for this report and if you ask for more than one annual report.

Limitation on Right to Contest

We will not contest the insurance coverage provided under the policy, except for any subsequent increase in stated amount, after the policy has been in force during your lifetime for a period of two years from the policy date. This provision does not apply to any rider which grants disability or accidental death benefits. Any increase in the stated amount will not be contested after such increase has been in force during your lifetime for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning the increase.

Misstatements

If the age or sex of the insured has been misstated in an application, including a reinstatement application, the amount payable under the policy by reason of the death of the insured will be 1.0032737 multiplied by the sum of (i) and (ii) where:

     (i)  Is the accumulation value on the date of death; and

     (ii) is the death benefit, less the accumulation value on the date of death, multiplied by the ratio of (a) the cost of insurance actually deducted at the beginning of the policy month in which the death occurs to (b) the cost of insurance that should have been deducted at the insured's true age or sex.

Suicide

The policy does not cover the risk of suicide or self-destruction within two years from the policy date or two years from the date of any increase in stated amount with respect to that increase, whether the insured is sane or insane. In the event of suicide within two years of the policy date, we will refund premiums paid, without interest, less any policy indebtedness and less any partial surrender. In the event of suicide within two years of an increase in stated amount, we will refund any premiums allocated to the increase, without interest, less a deduction for a share of any policy indebtedness outstanding and any partial surrenders made since the increase. The share of indebtedness and partial surrenders so deducted will be determined by dividing the total face amount at the time of death by the face amount of the increase.

Beneficiaries

The primary and contingent beneficiaries are designated by the policyholder on the application. If changed, the primary beneficiary or contingent beneficiary is as shown in the latest change filed with us. If more than one beneficiary survives the insured, the proceeds of the policy will be paid in equal shares to the survivors in the appropriate beneficiary class unless requested otherwise by the policyholder.

Assignment

The policy may be assigned as collateral security. We must be notified in writing if the policy has been assigned. Each assignment will be subject to any payments made or action taken by us prior to our notification of such assignment. We are not responsible for the validity of an assignment. The policyholder's rights and the rights of the beneficiary may be affected by an assignment.

Non-Participating Policy

The policy does not share in our surplus distributions. No dividends are payable with respect to the policy.

Optional Insurance Benefits

Subject to certain requirements, one or more optional insurance benefits may be added to your policy, including riders providing additional term insurance, spouse/additional insured term insurance, family plan/children insurance, a guaranteed purchase option, accidental death, waiver of premium, continuation of coverage, business exchange rider and accelerated death benefit. More detailed information concerning such riders may be obtained from your agent. The cost of any optional insurance benefits will be deducted as part of the monthly deduction.

The accelerated death benefit, also called the Lifetime Advantage Rider, permits you to withdraw up to half the value of your policy in the event you are diagnosed with a terminal disease and not expected to live more than 12 months. There is no charge for this rider and you can select the rider at anytime by contacting us.


ADDITIONAL INFORMATION ABOUT CHARGES



Special Purchase Plans

Ohio National Life and its affiliated companies offer a credit on the purchase of policies by any of their employees, directors or retirees, or their spouse or the surviving spouse of a deceased retiree, covering any of the foregoing or any of their minor children, or any of their children ages 18 to 21 who is either
(i) living in the purchaser's household or (ii) a full-time college student being supported by the purchaser, or any of the purchaser's minor grandchildren under the Uniform Gifts to Minors Act. This credit is treated as additional premium under the policy.

The amount of the initial credit equals 45% of the first policy year's maximum commissionable premium or 45% of the maximum commissionable premium of an increase, which is credited to the General Account of the employee's policy effective one day after the latest of the following three dates:

     - the policy approval date,

     - the policy effective date, or

     - the date the initial payment is received.

The subsequent credit, which is based on 4.9% of first year premium in excess of the maximum commissionable premium plus 4.9% of premiums paid in policy years two through six, is credited to the General Account of the employee's policy at the beginning of the seventh policy year. For any increase that occurs during the first six policy years, the 45% initial credit on the increase described above substitutes for the 4.9% subsequent credit on that portion of the premium attributable to the increase.

If an employee exercises his or her free look right, the full amount of the credit will be deducted when we pay the free look proceeds.

Underwriting Procedures

Guaranteed maximum cost of insurance rates are based on the 1980 CSO Mortality Table (the prevailing mortality table approved by the National Association of Insurance Commissioners), age nearest birthday, with distinction for the insured's gender and smoking status. The rates will reflect the insured's risk classes.

Supplemental Benefits

There are several supplemental benefits or riders that may be added to your Policy. These riders or benefits may not be available in all states. All of the supplemental benefits or riders impose additional charges which are disclosed in the prospectus.

Term Rider - allows you to buy term insurance coverage as a part of your policy. If you choose to convert the term rider to permanent insurance at some point in the future, it will be treated the same as an increase to the Policy's stated amount.

Waiver of Stipulated Premium - provides for a continuation of premium payments (at a predetermined level) if the insured becomes totally disabled for six months or more.

Accidental Death Benefit - provides for an additional death benefit if the insured's death result from accidental injury and occurs within 180 days from the accident.

Guaranteed Purchase Option - provides the right to purchase additional permanent life insurance coverage, on certain predetermined future dates, without having to prove that you are still insurable.

Lifetime Advantage Rider - an accelerated death benefit option which allows the policyowner to receive up to 50% of a policy's death benefit, up to $250,000 if the insured is diagnosed as terminally ill with twelve months or less to live. There is no charge for this rider and it may added to the Policy at any time.

Family Term Life Insurance Rider - provides term insurance coverage on your child(ren) as part of your Policy.

Spouse Term Rider/Additional Insured Rider - provides term insurance coverage on the insured's spouse or someone other than the insured's spouse or children as part of the Policy.

Continuation of Coverage Rider - enables you to continue the full death benefit amount of your policy past the maturity date of age 100, as long as there is a positive cash surrender value in the policy at the time. This rider is only available at the time the policy is issued.

Exchange of Life Rider - Allows the named insured to be changed.


PERFORMANCE DATA

We may disclose yields, total returns and other performance data for the Portfolios. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

Average Annual Total Return Calculations

Each Portfolio may advertise its average annual total return. We calculate each portfolio's average annual total return using the following method:

     - A hypothetical $10,000 investment in each Portfolio on the first day of the period at the maximum offering price ("initial investment") is assumed.

     - We calculate the ending value ("ending value") of that investment at the end of 1-, 5- and 10-year periods. If average annual total return for a Subaccount is not available for a stated period, we may show average annual total return since Subaccount inception. The ending value reflects the effect of the mortality and expense risk charge and all other Investment Option operating expenses. We do not reflect any cost of insurance charges, premium taxes, surrender charges or any other insurance-related charges in the calculation.

     - The ending value is divided by the initial investment.

     - The quotient is taken to the Nth root (N representing the number of years in the period), 1 is subtracted from the result and the result is expressed as a percentage to the nearest one-hundredth of one percent.

INDEMNIFICATION

Our officers, directors and employees who have access to the assets of the variable account are covered by fidelity bonds issued by United States Fidelity & Guaranty Company in the aggregate amount of $3,000,000.

PRINCIPAL UNDERWRITER

Ohio National Equities, Inc. ("ONEQ"), an Ohio corporation and another wholly-owned subsidiary of Ohio National Life, is the principal underwriter of the policies. The policies are offered on a continious basis. Under a distribution and service agreement with ONEQ first executed on May 1, 1997, we reimburse it for any expenses incurred by it in connection with the distribution of the policies. This agreement may be terminated at any time by either party on 60 days' written notice. The following chart shows the premium payments received by VAR for the last three years and the amount paid to ONEQ as its underwriting fee.

Year          Premiums Received by VAR          Underwriting fees paid to ONEQ
--------------------------------------------------------------------------------
2003

The policy is sold by individuals who, in addition to being licensed as life insurance agents, are also registered representatives (a) of The O.N. Equity Sales Company ("ONESCO"), a wholly-owned subsidiary of Ohio National Life, or
(b) of other broker-dealers that have entered into distribution agreements with the principal underwriter of the policies. ONESCO and the other broker-dealers are responsible for supervising and controlling the conduct of their registered representatives in connection with the offer and sale of the policy. ONESCO and the other broker-dealers are registered with the Commission under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

In addition to this and the other contracts issued by Ohio National Life Assurance Corporation and Ohio National Variable Account R, ONEQ also serves as the principal underwriter for variable annuity contracts issued by The Ohio National Life Insurance Company through Ohio National Variable Account A, Variable Account B, Variable Account C and Variable Account D.

The officers and directors of ONEQ are:

David B. O'Maley........................... Director and Chairman
John J. Palmer............................. Director and President
Thomas A. Barefield........................ Senior Vice President
Trudy K. Backus............................ Director and Vice President
James I. Miller II......................... Director and Vice President
Ronald L. Benedict......................... Director and Secretary
Barbara A. Turner.......................... Operations Vice President, Treasurer
                                                 and Compliance Officer

PART C: OTHER INFORMATION


Item Number   Caption in Prospectus

   27.        Exhibits
   28.        Directors and Officers of the Depositor
   29.        Persons Controlled by or Under Common Control with Depositor or
              Registrant
   30.        Indemnification
   31.        Principal Underwriter
   32.        Location of Accounts and Records
   33.        Management Services
   34.        Fee Representation

                            PART C: OTHER INFORMATION


Item 27. Exhibits

The exhibits to this Registration Statement are listed in the Exhibit Index hereto and are incorporated herein by reference.


Item 28. Directors and Officers of the Depositor


NAME                                     RELATIONSHIP WITH COMPANY*
--------------------------------------------------------------------------------

Trudy K. Backus                          Vice President, Individual
                                              Insurance Services

Thomas A. Barefield                      Senior Vice President,
                                              Institutional Sales

Howard C. Becker                         Senior Vice President, Individual
                                              Insurance and Corporate Services

Ronald L. Benedict                       Corporate Vice President, Counsel
                                              & Secretary

Robert A. Bowen                          Senior Vice President,
                                              Information Systems

Arthur J. Roberts                        Vice President & Treasurer

Michael A. Boedeker                      Senior Vice President, Investments

Christopher A. Carlson                   Senior Vice President, Investments

David W. Cook                            Senior Vice President & Actuary

Ronald J. Dolan                          Director and Executive Vice President &
                                              Chief Financial Officer

Michael F. Haverkamp                     Director and Senior Vice President &
                                              General Counsel

Lee E. Bartels                           Vice President, Underwriting

David B. O'Maley                         Director and Chairman, President &
                                              Chief Executive Officer

John J. Palmer                           Director & Vice Chairman

George B. Pearson                        Vice President, PGA Marketing

D. Gates Smith                           Executive Vice President, Agency and
                                              Group Distribution

Michael D. Stohler                       Vice President, Mortgages & Real Estate

Dennis C. Twarogowski                    Vice President, Career Marketing

----------------

The principal occupation of each of the above is an officer of Ohio National Life, with the same title as with us.

The principal business address of each is:

One Financial Way
Cincinnati, Ohio 45242



Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant


The Registrant is a separate account of the Depositor. The Depositor is a wholly-owned subsidiary of The Ohio National Life Insurance Company, which is a wholly-owned subsidiary of Ohio National Financial Services, Inc., an Ohio intermediate holding company which is owned by Ohio National Mutual Holdings, Inc., an Ohio mutual holding company owned by the life insurance and annuity policyholders of The Ohio National Life Insurance Company.

Ohio National Financial Services, Inc. owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)                               Jurisdiction           % Owned
--------------------------------------------------------------------------------

The Ohio National Life Insurance Company          Ohio                     100%

OnFlight, Inc.                                    Ohio                     100%
(aviation)

ON Global Holdings, Inc.                          Delaware                 100%
(holding company, foreign insurance)

Fiduciary Capital Management, Inc.                Connecticut               51%
(investment adviser)

SMON Holdings, Inc.                               Delaware                  50%
(insurance holding company)

Suffolk Capital Management LLC                    Delaware                  81%
(investment adviser)

The Ohio National Life Insurance Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Ohio National Life Assurance Corporation          Ohio                     100%

Ohio National Equities, Inc.                      Ohio                     100%
(securities broker dealer)

Ohio National Investments, Inc.                   Ohio                     100%
(investment adviser)

The O.N. Equity Sales Company                     Ohio                     100%
(securities broker dealer)

Enterprise Park, Inc.                             Georgia                  100%
(real estate holding company)

Ohio National Fund, Inc.                          Maryland      (more than) 90%
(registered investment company

Dow Target Variable Fund LLC                      Ohio                     100%
(registered investment company)

The O.N. Equity Sales Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

O.N. Investment Management Company                Ohio                     100%
(investment adviser)

Ohio National Insurance Agency, Inc.              Indiana                  100%

Ohio National Insurance Agency of
     Alabama, Inc.                                Alabama                  100%

Ohio National Insurance Ageny of
     Massachusetts, Inc.                          Massachusetts            100%

Ohio National Insurance Agency of
     North Carolina, Inc.                         North Carolina           100%

ON Global Holdings, Inc. owns 100% of the voting securities of Ohio National Sudamerica S.A., an insurance holding company organized under the laws of Chile.

Ohio National Sudamerica S.A. owns 100% of the voting securities of Ohio National Seguros de Vida S.A., a life insurance company organized under the laws of Chile.

SMON Holdings, Inc. owns 100% of the voting securities of National Security Life and Annuity Company, a life insurance company organized under the laws of New York.


Item 30. Indemnification

The sixth article of the Depositor's Articles of Incorporation, as amended, provides as follows:

"Each former, present and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators), or any such person (and his heirs, executors or administrators) who serves at the Corporation's request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees, judgments, fine and amounts paid in settlement actually and reasonably incurred by him in connection with the defense of any contemplated, pending or threatened action, suit or proceeding, civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he is or may be made a party by reason of being or having been such Director, Officer, or Employee of the Corporation or having served at the Corporation's request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such a person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (b) that, in any matter the subject of criminal action, suit or proceeding, such person had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith in any manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful. Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right to indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be set forth in the Code of Regulations or in such other manner as permitted by law. Each former, present, and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators) who serves at the Corporation's request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of any contemplated, pending or threatened action, suit or proceeding, by or in the right of the Corporation to procure a judgment in its favor, to which he is or may be a party by reason of being or having been such Director, Officer or Employee of the Corporation or having served at the Corporation's request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such person was not, and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association, and (b) that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation.

Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right of indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be as set forth in the Code of Regulations or in such other manner as permitted by law."

In addition, Article XII of the Depositor's Code of Regulations states as follows:

"If any director, officer or employee of the Corporation may be entitled to indemnification by reason of Article Sixth of the Amended Articles of Corporation, indemnification shall be made upon either (a) a determination in writing of the majority of disinterested directors present, at a meeting of the Board at which all disinterested directors present constitute a quorum, that the director, officer or employee in question was acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Corporation or of such other business organization or association in which he served at the Corporation's request, and that, in any matter which is the subject of a criminal action, suit or proceeding, he had no reasonable cause to believe that his conduct was unlawful and in an action by or in the right of the Corporation to procure a judgment in its favor that such person was not and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association; or (b) if the number of all disinterested directors would not be sufficient at any time to constitute a quorum, or if the number of disinterested directors present at two consecutive meetings of the Board has not been sufficient to constitute a quorum, a determination to the same effect as set forth in the foregoing clause (a) shall be made in a written opinion by independent legal counsel other than an attorney, or a firm having association with it an attorney, who has been retained by or who has performed services for this Corporation, or any person to be indemnified within the past five years, or by the majority vote of the policyholders, or by the Court of Common Pleas or the court in which such action, suit or proceeding was brought. Prior to making any such determination, the Board of Directors shall first have received the written opinion of General Counsel that a number of directors sufficient to constitute a quorum, as named therein, are disinterested directors. Any director who is a party to or threatened with the action, suit or proceeding in question, or any related action, suit or proceeding, or has had or has an interest therein adverse to that of the Corporation, or who for any other reason has been or would be affected thereby, shall not be deemed a disinterested director and shall not be qualified to vote on the question of indemnification. Anything in this Article to the contrary notwithstanding, if a judicial or administrative body determines as part of the settlement of any action, suit or proceeding that the Corporation should indemnify a director, officer or employee for the amount of the settlement, the Corporation shall so indemnify such person in accordance with such determination. Expenses incurred with respect to any action, suit or proceeding which may qualify for indemnification may be advanced by the Corporation prior to final disposition thereof upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it is ultimately determined hereunder that he is not entitled to indemnification or to the extent that the amount so advanced exceeds the indemnification to which he is ultimately determined to be entitled".

Item 31. Principal Underwriter

The principal underwriter of the Registrant's securities is Ohio National Equities, Inc. ("ONEQ"). ONEQ is a wholly-owned subsidiary of The Ohio National Life Insurance Company. ONEQ also serves as the principal underwriter of securities issued by Ohio National Variable Accounts A, B and D, other separate accounts of The Ohio National Life Insurance Company which are registered as unit investment trusts; and other policies issues by Ohio National Variable Account R, which separate account is also registered as a unit investment trust.

The directors and officers of ONEQ are:

     Name                        Position with ONEQ
--------------------------------------------------------------------------------

     David B. O'Maley            Chairman and Director
     John J. Palmer              President and Director
     Thomas A. Barefield         Senior Vice President
     Trudy K. Backus             Vice President and Director
     Ronald L. Benedict          Secretary and Director
     Barbara A. Turner           Operations Vice President, Treasurer and
                                      Compliance Officer
     James I. Miller II          Vice President and Director

The principal business address of each of the foregoing is One Financial Way, Montgomery, Ohio 45242.

During the last fiscal year, ONEQ received the following commissions and other compensation, directly or indirectly, from the Registrant:

Net Underwriting             Compensation
Discounts and                on Redemption                Brokerage
Commissions                  or Annuitization             Commissions
--------------------------------------------------------------------------------
                                   None                      None


Item 32. Location of Accounts and Records

The books and records of the Registrant which are required under Section 31(a) of the 1940 Act and Rules thereunder are maintained in the possession of the following persons:

 (1) Journals and other records of original entry:

     Ohio National Life Assurance Corporation ("Depositor")
     One Financial Way
     Montgomery, Ohio  45242

     U.S. Bank, N.A. ("Custodian")
     425 Walnut Street
     Cincinnati, Ohio 45202

 (2) General and auxiliary ledgers:

     Depositor and Custodian

 (3) Securities records for portfolio securities:

     Custodian

 (4) Corporate charter, by-laws and minute books:

     Registrant has no such documents.

 (5) Records of brokerage orders:

     Not applicable.

 (6) Records of other portfolio transactions:

     Custodian

 (7) Records of options:

     Not applicable

 (8) Records of trial balances:

     Custodian

 (9) Quarterly records of allocation of brokerage orders and commissions:

     Not applicable

(10) Records identifying person or group authorizing portfolio transactions:

     Depositor

(11) Files of advisory materials:

     Not applicable

(12) Other records

     Custodian and Depositor


Item 33. Management Services

         None


Item 34. Fee Representation


         Representations pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended;

         Ohio National Life Assurance Corporation represents that the fees and charges deducted under the policy, in the aggregate are reasonable in relation to the services to be rendered, the expenses expected to be incurred and the risks assumed by Ohio National Life Assurance Corporation.

This registration statement comprises the following papers and documents: The facing sheet


The prospectus consisting of 36 pages





The signatures

Written consents of the following persons:






     Ronald L. Benedict, Esq.

     David W. Cook, FSA, MAAA

Exhibits:
All relevant exhibits, which have previously been filed with the Commission and are incorporated herein by reference, are as follows:

     (a) Resolution of the Board of Directors of the Depositor authorizing establishment of Ohio National Variable Account R was filed as
            Exhibit 1.(1) of the Registrant's registration statement on Form S-6 on October 31, 2001(File no. 333-16133).

     (c) Principal Underwriting Agreement for Variable Life Insurance, with compensation schedule, between the Depositor and Ohio National Equities, Inc. was filed as Exhibit (3)(a) of the Registrant's registration statement on Form S-6 on April 27, 1998 (File no. 333-16133).

     (c) Variable Policy Distribution Agreements (with compensation schedules) between the Depositor and Ohio National Equities, Inc. were filed as Exhibit (3)(d) of Post-effective Amendment no. 23 of Ohio National Variable Account A registration statement on Form N-4 (File no. 2-91213).

     (d)    Flexible Premium Life Insurance Policy, Form 00-VL-1

     (e)    Variable Life Insurance Application Supplement: Suitability
            Information

     (f)(1) Articles of Incorporation of the Depositor were filed as Exhibit 1.(6)(a) of the Registrant's Form S-6 on October 31, 2001 (File no. 333-16133).

     (f)(2) Code of Regulations (by-laws) of the Depositor were filed as

            Exhibit 1.(6)(b) of the Registrant's Form S-6 on October 31, 2001 (File no. 333-16133).

     (g)    Reinsurance contracts

     (h)    Participation Agreements

     (i) Service Agreement between the Depositor and The Ohio National Life Insurance Company was filed as Exhibit 1.(8) of the Registrant's Form S-6 on October 31, 2001 (File no. 333-16133).

     (k)    Legal Opinion

     (l)    Actuarial Opinion

     (o) The following financial statements of the Registrant are included by reference in Part B of this Registration Statement:




               The following financial statements of the Depositor and its subsidiaries are also included by reference in Part B of this Registration Statement:



     (q) Memorandum describing the Depositor's purchase, transfer, redemption and conversion procedures for the policies Exhibit 1.(11) of the Registrant's Form S-6 was filed as Exhibit 11 of Registrant's registration statement on Form S-6 on February 21, 2001 (File No. 2-98265).

                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Ohio National Variable Account R certifies that it meets all of the requirements for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf in the City of Montgomery and State of Ohio on the 4th day of February, 2004.




                                     OHIO NATIONAL VARIABLE ACCOUNT R
                                               (Registrant)
                                     By OHIO NATIONAL LIFE ASSURANCE CORPORATION
                                               (Depositor)



                                     By /s/ John J. Palmer
                                     -------------------------------------------
                                     John J. Palmer
                                     Vice Chairman



Attest:


/s/ Ronald L. Benedict
--------------------------------
Ronald L. Benedict
Corporate Vice President,
Counsel and Secretary


Pursuant to the requirements of the Securities Act of 1933, the depositor has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Montgomery and the State of Ohio on the 4th day of February, 2004.

                                     OHIO NATIONAL LIFE ASSURANCE CORPORATION
                                               (Depositor)


                                     By /s/ John J. Palmer
                                     -------------------------------------------
                                     John J. Palmer
                                     Vice Chairman



Attest:

/s/ Ronald L. Benedict
--------------------------------
Ronald L. Benedict
Corporate Vice President,
Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities with the depositor and on the dates indicated.




Signature                       Title                                    Date
--------------------------      ---------------------------         ---------------
/s/ David B. O'Maley            Chairman, President                 February 4, 2004
--------------------------      and Chief Executive
David B. O'Maley                Officer and Director

/s/ Ronald J. Dolan             Executive Vice President            February 4, 2004
--------------------------      and Chief Financial Officer
Ronald J. Dolan                 and Director

/s/ John J. Palmer              Vice Chairman,                      February 4, 2004
--------------------------      and Director
John J. Palmer

/s/ Michael F. Haverkamp        Senior Vice President and           February 4, 2004
--------------------------      General Counsel and
Michael F. Haverkamp            Director

/s/ D. Gates Smith              Executive Vice President,           February 4, 2004
--------------------------      Agency and Group Distribution
D. Gates Smith                  and Director

/s/ Arthur J. Roberts           Vice President & Treasurer          February 4, 2004
--------------------------
Arthur J. Roberts

                         INDEX OF CONSENTS AND EXHIBITS


                                                           Page Number
Exhibit                                                       in Sequential
Number           Description                                  Numbering System
-------          ------------                                 ----------------






                 Consent of Ronald L. Benedict, Esq.

                 Consent of David W. Cook, FSA, MAAA

                  [OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]



The Board of Directors
Ohio National Life Assurance Corporation
One Financial Way
Cincinnati, Ohio 45242

Re: Ohio National Variable Account R (1940 Act File No. 811-4320; 33 Act File No.333-109900)

Gentlemen:

The undersigned hereby consents to the use of my name under the caption of "Legal Opinions" in the first pre-effective amendment to the registration statement on Form N-6 of the above captioned registrant.


                                        Sincerely,

                                        /s/ Ronald L. Benedict
                                        ----------------------------------------
                                        Ronald L. Benedict
                                        Corporate Vice President,
                                        Counsel and Secretary


RLB/nh

VARS6II

                  [OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]


Ohio National Life Assurance Corporation
One Financial Way
Cincinnati, Ohio 45242


Re: Ohio National Variable Account R (1940 Act File No. 811-4320; 33 Act File No.333-10900)


Gentlemen:

I hereby consent to the use of my name under the heading "Experts" in the prospectus included in the above-captioned first pre-effective amendment to the registration statement on Form N-6.


                                        Sincerely,

                                        /s/ David W. Cook
                                        ----------------------------------------
                                        David W. Cook, FSA, MAAA
                                        Senior Vice President and
                                        Actuary


DWC/nh

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